SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |__|	Form 40-F |X|

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |__|

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |__|

             Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes |__|	No |X|

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577) and the Registration Statements on Form S-8 (File Nos. 333-130283 and 333-09874).

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: January 30, 2006	By: /s/ Michelle Caturay
Name: Michelle Caturay
Title: Vice-President, Corporate Secretary &
Associate Counsel
By: /s/ Valerie Pettipas
Name: Valerie Pettipas
Title: Assistant Corporate Secretary

Table of Contents

• Management Proxy Circular (including Notice of Meeting)
• Notice of Consent for Registered Shareholders
• Notice of Consent for Beneficial Shareholders
• Proxy Form

Notice of Annual Meeting of Shareholders

March 2, 2006

and

Management Proxy Circular

For what matters.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC will be held at the Québec City Convention Centre, 1000 René-Lévesque Blvd. East, Room 200A, Quebec City, Quebec, on Thursday, March 2, 2006 at 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2005 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider shareholder proposals attached as Schedule “A” to the accompanying Management Proxy Circular; and

5.	to transact other business properly brought before the meeting.

January 5, 2006

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary
and Associate General Counsel

PROXY FORMS

Your vote is important. If you are unable to attend the meeting in person please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department, or send it by facsimile to 416-368-2502 by 10:00 a.m. (Eastern Standard Time) on March 1, 2006.

OUTSTANDING COMMON SHARES AT RECORD DATE

On January 11, 2006 (the date for determining shareholders entitled to receive notice of the meeting) the number of outstanding common shares was 334,702,976.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416-643-5500 or toll free in North America at 1-800-387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2 or by e-mail to corporate.secretary@cibc.com.

January 5, 2006

Invitation to Shareholders

We invite you to attend CIBC’s Annual Meeting of Shareholders that will be held at the Québec City Convention Centre, 1000 René-Lévesque Blvd. East, Quebec City, Quebec, on Thursday March 2, 2006, at 10:00 a.m. (Eastern Standard Time).

        At the meeting, you will have the opportunity to hear about CIBC’s 2005 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

        This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

        We hope you will be able to join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2005 Annual Accountability Report, quarterly financial reports, analysts’ presentations and other corporate information also available on our website.

        Sincerely,

William A. Etherington Chairman of the Board	Gerald T. McCaughey President and Chief Executive Officer

TABLE OF CONTENTS

VOTING INFORMATION
1	Matters to be voted on
1	Who can vote
1	Voting restrictions
1	How to vote
1	Voting by proxy
2	Solicitation of proxies
2	Confidentiality

BUSINESS OF THE MEETING
2	Financial statements
2	Appointment of auditors
2	Election of directors
11	Shareholder proposals

BOARD COMMITTEE REPORTS
12	Audit Committee
13	Corporate Governance Committee
14	Management Resources and Compensation Committee
15	Risk Management Committee

EXECUTIVE AND DIRECTOR COMPENSATION
15	Compensation of directors
20	Report on executive compensation
27	Performance graph
27	Pay for performance graph
28	Summary compensation table
30	Employee stock option plan
30	Option/stock appreciation rights
31	Securities authorized for issuance under equity
compensation plans
32	Retirement Special Incentive Program Deferred
Share Units
32	Pension arrangements
33	Supplemental disclosure on pension arrangements
34	Employment contracts
34	Change of control arrangements
35	Total compensation including incentive awards

OTHER INFORMATION
39	Indebtedness of directors and executive officers
40	Governance framework - continuing enhancements
40	Directors and Officers Liability Insurance
40	Availability of information
40	Communicating with the Board
40	Directors’ approval

SCHEDULES
41	A – Shareholder Proposals
43	B – Statement of Corporate Governance Practices

Unless stated otherwise, all information is current to January 3, 2006, and all dollar figures are in Canadian dollars.

VOTING INFORMATION

Matters to be voted on

At this year’s Annual Meeting of Shareholders, shareholders are voting on the appointment of auditors, election of directors and shareholder proposals.

        A simple majority of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except for voting restrictions set out below under Voting restrictions, each shareholder is entitled to one vote for each common share he or she owns on January 11, 2006. If you acquired your shares after January 11, 2006 and wish to vote, you should take these steps by 5:00 p.m. (Eastern Standard Time) on February 20, 2006:

(1)	ask CIBC’s transfer agent, CIBC Mellon Trust Company (CIBC Mellon), to add your name to the voters’ list; and

(2)	provide properly endorsed share certificates or sufficient information to establish that you own the shares.

        As of January 11, 2006 there were 334,702,976 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or of a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; and a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered Shareholders – Registered shareholders may vote in person at the meeting or may give another person authority to vote at the meeting on their behalf by appointing a proxyholder, as set out below under Voting by proxy and Appointing a proxyholder.

Non-Registered Shareholders – A non-registered shareholder is a shareholder who beneficially owns shares but the shares are held in the name of a nominee, such as a bank, broker or trust company. You may vote your shares through your nominee or in person at the meeting. To vote your shares through your nominee you should follow the instructions on the voting instruction form or proxy form provided by your nominee.

        To vote your shares in person at the meeting you should take these steps:

(1)	appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form or proxy form; and

(2)	return the voting instruction form or proxy form to the nominee in the envelope provided.

        Do not complete the voting section of the proxy form as your vote will be taken at the meeting.

        If you have voted through your nominee and have changed your mind and would now like to vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

        If you are a participant in the CIBC Shareholder Investment Plan (the Plan), CIBC Mellon will vote your shares in the Plan according to your instructions on the proxy form. You can withdraw your voting instructions only by revoking the proxy as set out below under Revoking your proxy.

Voting by proxy

If you will not be at the meeting, you may still vote by using the proxy form. Please vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at 416-368-2502, so that it arrives by 10:00 a.m. (Eastern Standard Time) on March 1, 2006.

Appointing a proxyholder

A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, are appointed to act as your proxyholder.

        Your appointed proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of auditors and on each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions.

CIBC    PROXY CIRCULAR    1

If your proxy form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If you or your proxyholder do not give specific instructions, your shares will be voted as follows:

(1)	FOR the appointment of Ernst & Young LLP as auditors;

(2)	FOR the election as directors of all nominees listed in this Circular; and

(3)	AGAINST Shareholder Proposal Numbers 1 through 3.

        Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your lawyer, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, Canada, M5L 1A2, any time before 10:00 a.m. (Eastern Standard Time) on March 1, 2006 or by depositing it with the chair of the meeting on March 2, 2006.

Solicitation of proxies

This Circular is provided in connection with CIBC management’s solicitation of proxies for the meeting. The solicitation of proxies will be primarily by mail and by CIBC employees in person, in writing or by telephone. CIBC will pay the cost of solicitation.

Confidentiality

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. CIBC Mellon does not inform CIBC management about how individual shareholders have voted except where comments made by shareholders are intended for the attention of management or where required by law.

BUSINESS OF THE MEETING

Financial statements

The consolidated financial statements of CIBC for the year ended October 31, 2005 are included in the 2005 Annual Accountability Report mailed to shareholders with this Circular. These documents are also available on CIBC’s website at www.cibc.com and on SEDAR’s website at www.sedar.com.

Appointment of auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the appointment of Ernst & Young LLP as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

        Ernst & Young LLP has served as the auditors of CIBC since being appointed in December 2002. During the five financial years ended October 31, 2005 CIBC’s auditors were: PricewaterhouseCoopers LLP – 1998 to December 2002; Arthur Andersen LLP – 1998 to June 2002; Deloitte & Touche LLP – 2002, for the unexpired term of Arthur Andersen LLP; and Ernst & Young LLP – December 2002 to present.

Fees for services provided by external auditors

The aggregate fees billed for professional services rendered by Ernst & Young LLP (E&Y), CIBC’s auditors for the years ended October 31, 2005 and October 31, 2004, are set out below.

	Fiscal 2005 fees billed by E&Y ($)	Fiscal 2004 fees billed by E&Y ($)(1)

Audit Fees(2)	16,121,000	16,113,250

Audit Related Fees(3)	1,469,000	1,575,000

Tax Fees(4)	376,000	175,000

All Other Fees(5)	16,000	3,821,000

Notes:

(1)	2004 Audit Fees adjusted by $446,250 to reflect 4.25% Administration fee paid on Core audit fee of $10,500,000.

(2)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditors in connection with CIBC’s statutory and regulatory filings. Audit fees in 2004 and 2005 include the audit of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).

(3)	For assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements and are not reported in (2), including accounting consultations, various agreed upon procedures and translation of financial reports.

(4)	For tax compliance services.

(5)	For products and services other than the fees reported in (2) to (4), including fees paid for a Board of Directors reporting project in 2004.

Fee policy

CIBC has a Policy on the Scope of Services of the Shareholders’ Auditors, available at www.cibc.com. Under this policy and as required by Canadian and U.S. securities laws, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

Election of directors

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Nomination process

Under the Bank Act and CIBC’s By-laws, a director’s term expires by the close of the next annual meeting of shareholders after the

2    CIBC    PROXY CIRCULAR

election or appointment of that director. The Corporate Governance Committee establishes criteria for the election and re-election of directors, using a competency matrix to assist with reviewing the Board’s collective skill set and identifying and recruiting suitable director candidates. While the Corporate Governance Committee is authorized to engage the services of outside consultants to help identify qualified candidates it did not need these services in 2005. For detailed information about the nomination process, see Schedule “B”, “Statement of Corporate Governance Practices – Director nomination process”.

Nominees

The number of directors to be elected is 18. The proposed nominees for election as directors are set out on pages 5 to 10. All nominees are presently directors of CIBC.

        With the exception of Brent S. Belzberg and Gerald T. McCaughey, all of the proposed nominees were duly elected as directors at the last Annual Meeting of Shareholders held on February 24, 2005.

        The Board appointed Mr. Belzberg as a director on August 1, 2005. Mr. Belzberg has more than 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. He founded Torquest Partners Inc. in 2002 and in 1993 he founded Harrowston Inc., to acquire, invest in and build businesses. From 1991 to 1993 Mr. Belzberg was President of First City Financial Corporation. From 1979 to 1993 Mr. Belzberg was an executive at the First City Group of Companies, which he later restructured. Before 1979 Mr. Belzberg practiced law at Torys LLP.

        The Board appointed Mr. McCaughey as a director on August 1, 2005. In 1990 Mr. McCaughey joined CIBC’s Wood Gundy Private Client Division as a result of the acquisition of Merrill Lynch Canada. He held a number of progressively senior positions and was appointed senior executive vice-president, CIBC, responsible for Wealth Management in 1999. Mr. McCaughey was appointed vice-chair of CIBC in December 2002. In February 2004 Mr. McCaughey was named Chairman and Chief Executive Officer of CIBC World Markets Inc., in addition to maintaining his leadership responsibilities for CIBC Wealth Management. In December 2004 Mr. McCaughey was appointed President and Chief Operating Officer of CIBC and in August 2005 he was appointed President and Chief Executive Officer.

        Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated, whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

    Mr. A.L. Flood will not stand for re-election.

        Director Independence

The Board approved independence standards that require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Affiliated Persons Regulations under the Bank Act, the New York Stock Exchange (NYSE) corporate governance rules and the Canadian Securities Administrators (CSA) corporate governance guidelines. CIBC’s Board of Directors’ Independence Standards are available at www.cibc.com.

        The Board makes a determination on the independence of a director when the Board approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 16 of the 18 nominees proposed for election as directors have no material relationship with CIBC and are therefore independent. The Board determined that each of the following are independent: Brent S. Belzberg, Jalynn H. Bennett, Gary F. Colter, William L. Duke, Ivan E.H. Duvar, William A. Etherington, Margot A. Franssen, Gordon D. Giffin, Linda S. Hasenfratz, Pat M. Hayles, John S. Lacey, John P. Manley, Charles Sirois, Stephen G. Snyder, Cynthia M. Trudell and Ronald W. Tysoe. The Board determined that Gerald T. McCaughey is not independent because he is the President and Chief Executive Officer of CIBC and James A. Grant is not independent because of payments for legal services billed to CIBC by the law firm of which he is a partner.

        For detailed information about how the Board achieves independence, see Schedule “B”, “Statement of Corporate Governance Practices – Director independence”.

        Corporate Bankruptcies and cease trade orders

To the knowledge of CIBC, the following proposed nominees for election as a director of CIBC had, in the last 10 years, been a director of a company that either (a) while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or (b) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days:

(1)	Mr. Charles Sirois was acting as Chairman of the Board of Microcell Telecommunications Inc. when it elected and was granted protection, to restructure its capital under the Companies’ Creditors Arrangement Act (the CCAA) in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

(2)	Mr. John S. Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (Loewen) and was acting as Chairman of the Board of

CIBC    PROXY CIRCULAR    3

Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the CCAA in June 1999. In January 2002 Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remains as Chairman of the Board.

(3)	Mr. Ronald W. Tysoe was a director of Federated Department Stores, Inc. when it filed for Chapter 11 in January 1990. Mr. Tysoe ceased to be a director of Federated Department Stores, Inc. in May 2005.

(4)	Mr. John P. Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005. Mr. Manley remains as a director of the Nortel Companies.

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Nominees for Election as a Director

BRENT S. BELZBERG B.Comm., J.D. Toronto, Ontario Age: 55	Mr. Belzberg is President and Chief Executive Officer of Torquest Partners Inc. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the public company directorships listed below, Mr. Belzberg has served on the board of a number of investee companies. Mr. Belzberg is a director of Mount Sinai Hospital and a director and Chair of the Investment Committee of the Toronto Community Foundation. He also serves as an advisor to several faculties at the University of Toronto and Ryerson University. Before 1979 Mr. Belzberg practiced law at Torys LLP in Toronto.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (Aug. 2005)	5/5	100%	2/2
Risk Management Committee (Aug. 2005)	1/1	100%	0/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Four Seasons Hotels and Resorts	2002 – present	Audit
O&Y REIT	2001 – 2005	--

JALYNN H. BENNETT C.M. Toronto, Ontario Age: 62	Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. In addition to the public company directorships listed below, Mrs. Bennett is a director of The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1994)	18/18	100%	7/7
Corporate Governance Committee (2000), Chair (2003)	9/9	100%	3/3
Management Resources and Compensation Committee (2001 – Feb. 2005)	3/3	100%	--
Audit Committee (Feb. 2005)	6/6	100%	--

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Bombardier Inc.	2002 – 2004	--
Canwest Global Communications Corp.	1998 – 2005	--
Nortel Networks Corporation	2005 – present	Joint Leadership Resources
Nortel Networks Limited	2005 – present	Joint Leadership Resources, Pension Fund Policy
Sears Canada Inc.	1993 – 2005	--
Teck Cominco Limited	2005 – present	Audit

GARY F. COLTER F.C.A. Mississauga, Ontario Age: 59	Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (2003)	18/18	100%	6/7
Corporate Governance Committee (2003)	9/9	100%	3/3
Audit Committee (2003), Chair (2003)	10/10	100%	--

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Core-Mark Holding Company Inc.	2004 – present	Audit, Compensation (Chair), Governance
Owens-Illinois Inc.	2002 – present	Audit (Chair), Governance
Retirement Residences Real Estate Investment Trust	2005 – present	Audit
Saskatchewan Wheat Pool	2003 – present	Audit (Chair), Strategic & Business Planning

CIBC    PROXY CIRCULAR    5

WILLIAM L. DUKE Redvers, Saskatchewan Age: 59	Mr. Duke is a farmer, and President of Annandale Farms Inc., who operates a 3,500 acre mixed grain farm in southeast Saskatchewan. He is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada’s Special Advisory Committee. Mr. Duke operated a farm management and tax consulting business from 1975 to 1985.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1991)	18/18	100%	6/7
Audit Committee (1997 – Feb. 2005)	5/5	100%	--
Management Resources and Compensation Committee (Feb. 2005)	3/3	100%	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	--	--

IVAN E.H. DUVAR B.E., P.Eng., LL.D. (Hon) Amherst, Nova Scotia Age: 66	Mr. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several Canadian corporations in addition to those public company directorships listed below, including WAJAX Income Fund.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1989)	17/18	94%	6/7
Audit Committee (1997)	9/10	90%	--

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Aliant Inc.	2000 – 2002	--
ING Canada Inc.	2005 – present	Audit (Chair)
WAJAX Limited	2001 – present	Corporate Governance, Human Resources (Chair)

WILLIAM A. ETHERINGTON Toronto, Ontario Age: 64	Mr. Etherington was appointed Chairman of the Board of CIBC in 2003. From 2000 until his appointment as Chairman in 2003, Mr. Etherington was Lead Director of CIBC. He retired in 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. In addition to the public board directorships listed below, he is a member of the President’s Council, The University of Western Ontario and the CNIB Lake Joseph Centre Campaign Cabinet.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1994)	18/18	100%	7/7

Mr. Etherington is not a member of Board Committees but is invited to attend at the pleasure of the Committee Chair.

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Allstream Inc.	2003 – 2004	--
Celestica Inc.	2001 – present	Audit, Compensation (Chair), Corporate Governance
Dofasco Inc.	2002 – present	Corporate Governance, Human Resources
MDS Inc.	2001 – present	Audit, Corporate Governance

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MARGOT A. FRANSSEN O.C. Toronto, Ontario Age: 53	Ms. Franssen is President and Chief Executive Officer of Bibelot Inc. and Co-President of The Canadian Women’s Foundation. She has been the recipient of several business achievement awards including the York University Bruce Bryden Alumni Recognition for Leadership award in 2000. Ms. Franssen is a Fellow of Ryerson Polytechnical University and has received honourary doctorates from Mount Saint Vincent University and the University of Windsor.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1992)	18/18	100%	7/7
Management Resources and Compensation Committee (1997)	6/6	100%	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	--	--

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia, U.S.A. Age: 56	Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Counselors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (2001)	18/18	100%	7/7
Risk Management Committee (2003)	8/8	100%	1/1
Corporate Governance Committee (by invitation)	--	--	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Bowater Incorporated	2003 – present	Audit, Governance & Nominating
Canadian National Railway Company	2001 – present	Environment & Safety, Finance, Human Resources
Canadian Natural Resources Limited	2002 – present	Audit, Governance & Nominating
TransAlta Corporation	2002 – present	Governance & Nominating

THE HONOURABLE JAMES A. GRANT P.C., C.M., Q.C. Montreal, Quebec Age: 68	Mr. Grant is Chair Emeritus of Stikeman Elliott LLP, barristers and solicitors. In addition to the public company directorships listed below, Mr. Grant serves on several non-profit boards, foundations and councils, including the Montreal Oral School for the Deaf Foundation Board, McGill University Law Advisory Board, the Montreal Symphony Orchestra, Batshaw Family Centres and The Heward Stikeman Fiscal Institute.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1991)	18/18	100%	7/7
Corporate Governance Committee (1996 – Dec. 2004)	2/2	100%	--
Management Resources and Compensation Committee (2003 – Dec. 2004)	2/2	100%	--
Risk Management Committee (1992 – 2003) (Jan. 2005)	6/6	100%	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

BioChem Pharma Inc.	1989 – 2001	--
CAE Inc.	1991 – present	Compensation, Executive
Shire Pharmaceuticals Group plc	2001 – present	Nominating
United Dominion Industries Limited	1989 – 2001	--

CIBC    PROXY CIRCULAR    7

LINDA S. HASENFRATZ Guelph, Ontario Age: 39	Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. She is Vice Chairman of the Royal Ontario Museum Foundation and is a member of the Canadian Board of Advisors of Catalyst. Ms. Hasenfratz was appointed to the Board of Directors of the Original Equipment Suppliers Association in November 2005. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (2004)	18/18	100%	5/7
Management Resources and Compensation Committee (2004)	6/6	100%	2/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Linamar Corporation	1998 – present	--

PAT M. HAYLES (formerly Delbridge) Toronto, Ontario Age: 63	Mrs. Hayles is President of PDA Inc., an issues management and environmental strategic planning company working with Fortune 500 companies in North America, Europe and Asia. Mrs. Hayles is a faculty member of the Cambridge University Program for Industry, teaching Sustainable Development to corporations in Europe and North America. She was a founding member of the National Round Table on the Environment and the Economy and is past Chair of the Environmental Choice Program. Mrs. Hayles has worked for many years with a number of voluntary organizations including The Consumers Association of Canada.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1993)	18/18	100%	7/7
Audit Committee (1996 – Feb. 2005)	5/5	100%	--
Risk Management Committee (Feb. 2005)	5/5	100%	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	--	--

JOHN S. LACEY Toronto, Ontario Age: 62	Mr. Lacey is Chairman of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America. He was Chairman of Loewen Group and President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. Mr. Lacey was President and Chief Executive Officer of WIC Western International Communications and served as President and Chief Executive Officer of Scott’s Hospitality Inc. He is an Advisory Board member of Tricap, a director of Cancer Care Ontario and is the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (2004)	18/18	100%	7/7
Corporate Governance Committee (Feb. 2005)	4/4	100%	2/3
Management Resources and Compensation Committee (Feb. 2005)	3/3	100%	3/3
Risk Management Committee (2004 – Feb. 2005)	3/3	100%	--

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Alderwoods Group Inc.	2002 – present	--
Canadian Tire Corporation Limited	2003 – present	Compensation, Governance
The Loewen Group Inc.	1998 – 2002	--
TELUS Corporation	2000 – present	Compensation, Governance
Western Forest Products Inc.	2004 – present	--

8    CIBC    PROXY CIRCULAR

THE HONOURABLE JOHN P. MANLEY P.C. Ottawa, Ontario Age: 55	Mr. Manley is senior counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley has held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. In addition to the public company directorships listed below, Mr. Manley is a director of DG Acquisitions Corp., the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (Feb. 2005)	11/11	100%	4/6
Audit Committee (Feb. 2005)	5/5	100%	--

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Nortel Networks Corporation	2004 – present	Joint Leadership Resources
Nortel Networks Limited	2004 – present	Joint Leadership Resources, Pension Fund Policy

GERALD T. McCAUGHEY B.Comm. Toronto, Ontario Age: 49	Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Clients Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice-Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is a director of the Frontier College Foundation.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (Aug. 2005)	5/5	100%	2/2

Mr. McCaughey is not a member of Board Committees but is invited to attend at the pleasure of the Committee Chair.

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	--	--

CHARLES SIROIS C.M., O.Q., B.Fin., M.Fin. Montreal, Quebec Age: 51	Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois is also Chairman and CEO of Enablis Entrepreneurial Network, a private sector-led and global non-profit organization dedicated to help bridge the digital divide by supporting entrepreneurs in developing countries who adopt Information and Communication Technologies (ICTs) as a significant part of their growth strategy.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (1997)	16/18	89%	7/7
Corporate Governance Committee (2003)	8/9	89%	2/3
Management Resources and Compensation Committee (1997), Chair (2003)	6/6	100%	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Groupe CGI Inc.	2000 – 2002	--
Microcell Telecommunications Inc.	1997 – 2004	--
Telesystem International Wireless Inc.	1997 – 2004	--

CIBC    PROXY CIRCULAR    9

STEPHEN G. SNYDER B.Sc., M.B.A., LL.D. (Hon), B.ofAT. (Hon) Calgary, Alberta Age: 56	Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. He is Chair, Calgary Zoological Society, Chair, The Conference Board of Canada and a member of the Board of Trustees of The Conference Board Inc., U.S.A. Mr. Snyder is also a member of the World President’s Organization.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (2000)	18/18	100%	6/7
Corporate Governance Committee (2004)	8/9	89%	2/3
Risk Management Committee (2004), Chair (2004)	8/8	100%	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Canadian Hunter Exploration	1998 – 2001	--
TransAlta Corporation	1996 – present	--

CYNTHIA M. TRUDELL B.Sc., Ph.D. Knoxville, Tennessee, U.S.A. Age: 52	Dr. Trudell is Vice President of Brunswick Corporation and President of Sea Ray Group. Before joining the Sea Ray Group, she served as Vice President of General Motors and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors, from 1999 until 2001. Dr. Trudell held a number of progressively senior positions with General Motors from 1981 until 1996, when she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. She is a member of the Advisory Board of the University of Tennessee School of Business Administration and has received honourary doctorates from Ryerson Polytechnical Institute, University of Windsor, University of New Brunswick, and Acadia University.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (Feb. 2005)	10/11	91%	5/6
Audit Committee (Feb. 2005)	4/5	80%	--

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

PepsiCo, Inc.	2000 – present	Audit

RONALD W. TYSOE Cincinnati, Ohio, U.S.A. Age: 52	Mr. Tysoe is Vice-Chair of Federated Department Stores, Inc., the largest department store company in the United States. Mr. Tysoe serves on several non-profit boards including the Cincinnati Country Day School and the Cincinnati Zoo.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2005		Attendance at SPECIAL Meetings during Fiscal 2005

Board (2004)	16/18	89%	7/7
Risk Management Committee (2004)	6/8	75%	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

The E.W. Scripps Company	1996 – present	Audit, Compensation
Federated Department Stores, Inc.	1998 – 2005	--
Great American Financial Resources, Inc.	1999 – 2004	--

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(2)	Current committee memberships.

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Summary of Board and committee meetings held in fiscal 2005

Below is a summary of Board and committee meetings held in fiscal 2005. The attendance record of each director nominee is set out in his or her biographical information on pages 5 to 10. Each director nominee attended 75% or more of all regularly scheduled Board and committee meetings.

	Regular	Special

Board	18	7

Audit Committee	10	--

Corporate Governance Committee	9	3

Management Resources and Compensation Committee	6	3

Risk Management Committee	8	1

Director attendance at Board and committee meetings

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. A director is encouraged to attend all regularly scheduled Board and committee meetings and expected to attend 75% of these meetings. (This standard is not applied to attendance at special Board or special committee meetings.)

Attendance record for directors not standing for re-election:

A.L. Flood:
Board – Regular: 18/18 Special: 7/7
Risk Management Committee – Regular: 8/8 Special: 0/1

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend each annual meeting of shareholders. At the last annual meeting of shareholders held on February 24, 2005, all of the nominees for election as directors attended.

Shareholder proposals

Attached to this Circular as Schedule “A” on page 41 are shareholder proposals that have been submitted for consideration at the meeting and the response of management and the Board to each of the proposals. Shareholder proposals intended for inclusion in CIBC’s fiscal 2006 Management Proxy Circular must be submitted by December 1, 2006.

BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees:

•	Audit Committee

•	Corporate Governance Committee

•	Management Resources and Compensation Committee

•	Risk Management Committee

        The Board has approved a mandate for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. Any revisions to a mandate are also reviewed annually by the Corporate Governance Committee and approved by the Board. For fiscal 2005, each committee is satisfied that it has fulfilled its mandate.

        To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during 2005.

CIBC    PROXY CIRCULAR    11

Report of the Audit Committee

The Audit Committee has also provided a report that addresses specific matters which the Securities and Exchange Commission in the U.S. (SEC) considers important.

MANDATE	•	Fulfill responsibilities for reviewing integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for federally regulated subsidiaries of CIBC.
•	Responsibilities include:
•	Review annual and interim financial reports and other financial disclosure
•	Recommend external auditors’ compensation for Board approval
•	Review external auditors’ annual report on its internal quality-control procedures and material issues raised by internal quality-control reviews or external investigations
•	Review annually external auditors’ audit plan
•	Review annually the external auditors’ independence
•	Review annually the qualifications and performance of the external auditors’ lead partners
•	Pre-approve non-audit services by external auditors
•	Review and approve guidelines on hiring employees from external auditors
•	Review appointment of CIBC’s Chief Auditor and internal audit plan
•	Review management’s internal control systems
•	Review CIBC’s compliance with legal and regulatory requirements
•	Review and approve management’s whistle blowing procedures
•	Review succession plans for Chief Financial Officer, Chief Auditor, Chief Accountant and Controller
•	Review investments and transactions that could adversely affect CIBC’s well-being
•	Review and approve any committee disclosures required by regulators
•	Full committee mandate available at www.cibc.com
•	Committee chair mandate available at www.cibc.com

2005 KEY MILESTONES	Continuing Education: Developed a continuing education process at both the committee level and at the individual member level. Individual members will each have development plans for the coming year.
Auditor Evaluation: Developed a formal evaluation process for CIBC’s shareholders auditors, E&Y.
Internal Controls: Provided oversight on both the SOX 404 certification process and on deficiency remediation.

MEMBERSHIP HIGHLIGHTS	•	Members are:
•	G.F. Colter (Chair)	•	J.P. Manley
•	J.H. Bennett	•	C.M. Trudell
•	I.E.H. Duvar
•	All members are “financially literate” as required by the New York Stock Exchange (NYSE) and the Canadian Securities Administrators (CSA)
•	Board designated audit committee financial expert is G.F. Colter

100% INDEPENDENT	•	All members meet Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com

Audit Committee Report regarding SEC matters

CIBC management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The shareholders’ auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Accountability Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Committee’s responsibility is to monitor and oversee these processes.

        The Committee has discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under section 404 of the U.S. Sarbanes-Oxley Act of 2002.

12    CIBC    PROXY CIRCULAR

        E&Y provided to the Committee the written disclosures and the letter required by Rule 3600T of the Public Company Accounting Oversight Board, which adopts on an interim basis Independence Standards Boards Standard No. 1 (Independence Discussions with Audit Committees), and the Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder including the independence rules adopted by the Securities and Exchange Commission (SEC) pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

        Based on this review and these discussions, the Committee recommended to the Board that the audited financial statements be filed with regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2005 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s shareholders’ auditors.

        This report has been adopted and approved by the members of the Audit Committee: Gary F. Colter, Chair, Jalynn H. Bennett, Ivan E.H. Duvar, John P. Manley and Cynthia M. Trudell.

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule “B”, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE	•	Assist Board in fulfilling its corporate governance oversight responsibilities and act as CIBC’s conduct review committee under the Bank Act.
•	Responsibilities include:
•	Review corporate governance framework annually
•	Recommend candidates for nomination or appointment to the Board
•	Establish competencies and skills for selection of Board and committee members
•	Review director remuneration annually
•	Review Board and committee mandates
•	Assess Board and committee performance
•	Evaluate director independence
•	Review Chief Executive Officer (CEO) succession planning process annually
•	Review employee code of conduct and director code of ethics annually
•	Review annually CIBC’s reputation risk policies, client complaint policies, disclosure policies and CIBC’s regulatory relationships
•	Full committee mandate available at www.cibc.com
•	Committee chair mandate available at www.cibc.com

2005 KEY MILESTONES	CEO Succession: Oversaw CEO succession planning process and transition to Gerald T. McCaughey.
Director Voting: Enhanced Director Tenure Policy by requiring the resignation of a director who receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. See Schedule “B”, “Statement of Corporate Governance Practices – Director tenure” for more detailed information.
Board Appointments: Strengthened the Board’s leadership and collective competencies and skill set with the election or appointment during 2005 of three new directors having desired competencies in financial institutions and retail.
Director Continuing Education: Formalized Director Development Policy and established measurable targets for continuing education. The Board’s target over time is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items. See Schedule “B”, “Statement of Corporate Governance Practices – Director orientation and continuing education” for more detailed information.

MEMBERSHIP HIGHLIGHTS	•	Members are:
•	J.H. Bennett, Chair, Corporate Governance Committee	•	C. Sirois, Chair, Management Resources and Compensation Committee
•	G.F. Colter, Chair, Audit Committee	•	S.G. Snyder, Chair, Risk Management Committee
•	J.S. Lacey
•	Members include chairs of each Board committee to enhance communication and overall governance.

100% INDEPENDENT	•	All members meet Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com

CIBC    PROXY CIRCULAR    13

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its “Report on Executive Compensation” beginning on page 20.

MANDATE	•	Assist Board in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including oversight of the CIBC pension plans.
•	Responsibilities include:
•	Review CEO goals for Board approval
•	Evaluate CEO performance
•	Recommend CEO compensation to Board for approval
•	Review appointment and compensation of senior management
•	Review management assessment of significant human resource risks and effectiveness of related controls
•	Review material organizational changes for Board approval
•	Review compensation principles, policies and plans annually
•	Review performance, material risks and governance structure of CIBC pension plans
•	Prepare Report on Executive Compensation for CIBC’s Management Proxy Circular
•	Full committee mandate available at www.cibc.com
•	Committee chair mandate available at www.cibc.com

2005 KEY MILESTONES	Compensation Principles and Methodology: Reviewed compensation principles and methodology of the various compensation programs and their alignment with performance standards and measurements, which led to specific Committee recommendations to the Board on the compensation of certain executive officers. Recommended for Board approval a new compensation model for the Chief Executive Officer where any incentive compensation for a fiscal year (excluding options) would be approved by the Board at the end of the next year.
Human Resources Strategy: Reviewed a comprehensive assessment of the human resources strategic priorities on training and delivery models, health and safety approach, diversity programs, graduate recruitment efforts in building future bench strength and approaches to enhancing employee commitment and culture of CIBC.
Productivity Enhancement: Conducted discussions with senior management on increasing productivity and operational effectiveness through reduction of management layers as part of organization structural redesign.
Succession Planning: Reviewed reports on the continuation of succession plans for the CEO position and the senior executive positions and reviewed the development for this talent.
Pension Programs: Reviewed various reports relating to CIBC pension programs, the fulfillment of fiduciary responsibilities, the maintenance of governance and internal controls. No material risks identified.

MEMBERSHIP HIGHLIGHTS	•	Members are:
•	C. Sirois (Chair)	•	L.S. Hasenfratz
•	W.L. Duke	•	J.S. Lacey
•	M.A. Franssen

100% INDEPENDENT	•	All members meet Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com

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Report of the Risk Management Committee

MANDATE	•	Assist Board in fulfilling its responsibilities in relation to identifying, measuring, monitoring and controlling CIBC’s principal business risks.
•	Responsibilities include:
•	Review risk limits and policies and procedures for credit, market, operational, investment, and liquidity risks as well as with respect to balance sheet resources
•	Review management’s compliance with risk and balance sheet policies
•	Review and approve credit authorization limits and related policies for certain CIBC employees
•	Review CIBC’s compliance with reputation and legal risk policies
•	Review design, mandate and effectiveness of CIBC’s independent treasury and risk management services, functions and activities
•	Review CIBC’s preparedness for the implementation of the Basel II Capital Accord
•	Full committee mandate available at www.cibc.com
•	Committee chair mandate available at www.cibc.com

2005 KEY MILESTONES	Balance Sheet: Achievement of CIBC’s objectives in accordance with the Balance Sheet and Capital Remediation Plan.
Basel II: Continued progress in meeting our objective to obtain approval from OSFI and other regulators to implement the Advanced Internal Ratings-Based and Advanced Measurement Approaches for regulatory capitalization of credit and operational risk for the Basel II Capital Accord.
Consumer Credit: Further developing retail credit risk infrastructure and tools to enhance the management, measurement, monitoring and control of the consumer credit portfolios.
Other Risks: Continued progress for the measurement, monitoring and control of market, liquidity and operational risks.

MEMBERSHIP HIGHLIGHTS	•	Members are:
•	S.G. Snyder (Chair)	•	J.A. Grant
•	B.S. Belzberg	•	P.M. Hayles
•	A.L. Flood	•	R.W. Tysoe
•	G.D. Giffin

MAJORITY INDEPENDENT	•	All but one member meets Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of directors

The Corporate Governance Committee is responsible for reviewing director compensation every year and updating it when considered appropriate or necessary to recognize the workload and responsibility of Board and committee members, and to remain competitive with director compensation trends in North America. In doing so, the Committee uses industry survey comparative data and from time to time retains an external advisor to assist in reviewing director compensation. Director compensation was updated effective May 1, 2005 to increase the committee chair retainer and eliminate regional meeting attendance fees.

        A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of fees. These fees may be paid in various ways: cash, CIBC common shares and/or deferred share units (DSUs). A DSU is a bookkeeping entry, equivalent to the value of a CIBC common share, credited to an account to be maintained for the individual director until retirement from the Board. These DSUs attract dividends, in the form of additional DSUs, at the same rate as dividends on common shares. They do not entitle the holder to voting or other shareholder rights. A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director.

CIBC    PROXY CIRCULAR    15

Director compensation

Chairman of the Board retainer(1)	$300,000 per year

Director retainer:
- Cash	$ 30,000 per year
- Deferred share units/common shares	$ 50,000 per year

Committee chair retainer(2)
Audit Committee	$ 40,000 per year
Other Committees	$ 25,000 per year

Committee member retainer	$5,000 per year

Board/committee meeting attendance fee	$2,000 per meeting

Non-resident attendance fee(3)	$2,000 per trip

Notes:

(1)	The Chairman of the Board receives no additional fees as a director. The level of compensation reflects the expectation of a substantial commitment of time and effort and takes into account industry practices.

(2)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but would receive a member retainer for other committee assignments. (A Corporate Governance Committee member who is not the chair of a committee receives a committee member retainer.)

(3)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province/state of residence.

Director equity ownership guideline

CIBC encourages its directors to own CIBC shares. Under the Board’s director equity ownership guideline, a director is expected to invest half of the cash component of the director retainer in common shares and/or DSUs until the director owns common shares and/or DSUs having a value of not less than $300,000. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board. A director is encouraged to go beyond this minimum guideline by investing all or a major portion of the director’s cash compensation in the purchase of CIBC shares and/or DSUs.

Individual director compensation paid in fiscal 2005

The following table sets out the compensation paid during fiscal 2005 to each individual who is currently a director.

        Fees paid to current directors during the period November 1, 2004 to October 31, 2005

	Board Retainer Fees ($)	Committee Member Retainer Fees ($)	Committee Chair Retainer Fees ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Non- Resident Attendance Fees ($)	Regional Meeting Attendance Fees ($)	Total Fees Paid ($)	Total Fees allocated to Shares/DSUs (%)

Brent S. Belzberg(1)	20,000	1,250	--	14,000	2,000	2,000	--	39,250	100

Jalynn H. Bennett	80,000	5,000	20,000	50,000	42,000	4,000	--	201,000	25

Gary F. Colter	80,000	5,000	27,500	48,000	44,000	4,000	--	208,500	24

William L. Duke	80,000	5,000	--	48,000	22,000	16,000	--	171,000	100

Ivan E.H. Duvar(2)	80,000	5,000	--	46,000	18,000	20,000	2,000	171,000	29

William A. Etherington(3)	300,000	--	--	--	--	--	--	300,000	100

A.L. Flood(4)	80,000	5,000	--	50,000	16,000	4,000	--	155,000	100

Margot A. Franssen	80,000	5,000	--	50,000	18,000	2,000	--	155,000	100

Gordon D. Giffin	80,000	5,000	--	50,000	24,000	18,000	--	177,000	28

James A. Grant(2)	80,000	5,833	--	50,000	22,000	18,000	4,000	179,833	44

Linda S. Hasenfratz	80,000	5,000	--	46,000	16,000	4,000	--	151,000	33

Pat M. Hayles	80,000	5,000	--	50,000	22,000	4,000	--	161,000	50

John S. Lacey	80,000	8,750	--	50,000	30,000	4,000	--	172,750	100

John P. Manley(5)	60,000	3,750	--	30,000	10,000	2,000	--	105,750	100

Gerald T. McCaughey(6)	--	--	--	--	--	--	--	--	--

Charles Sirois	80,000	5,000	20,000	46,000	38,000	16,000	--	205,000	100

Stephen G. Snyder(2)	80,000	5,000	20,000	48,000	38,000	20,000	2,000	213,000	100

Cynthia M. Trudell(5)	60,000	3,750	--	30,000	8,000	8,000	--	109,750	100

Ronald W. Tysoe	80,000	5,000	--	46,000	14,000	14,000	--	159,000	100

TOTAL	1,560,000	83,333	87,500	752,000	384,000	160,000	8,000	3,034,833

Notes:

(1)	Mr. Belzberg was appointed to the Board effective August 1, 2005.

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(2)	Directors were paid $2,000 for attending regional meetings. During fiscal 2005, Messrs. Duvar, Grant and Snyder attended one, two and one regional meetings respectively. Effective May 1, 2005 the practice of director compensation for attending regional meetings was discontinued.

(3)	As Chairman of the Board, Mr. Etherington receives an annual retainer of $300,000. He does not receive any other compensation as a director.

(4)	Mr. Flood will not stand for re-election on March 2, 2006.

(5)	Mr. Manley and Dr. Trudell were appointed to the Board effective February 24, 2005.

(6)	Mr. McCaughey receives no compensation as a director.

Director equity plans

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

Non-Officer Director Share Plan – This plan provides that non-officer directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash compensation includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.

Director Deferred Share Unit/Common Share Election Plan – This plan provides for the DSU/common share component of the director retainer to be paid to the directors in the form of either DSUs or CIBC common shares.

        DSUs allocated under the director equity plans attract dividends, in the form of additional DSUs, at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange (TSX) on a date related to the date the DSU is payable. The accrual for DSUs allocated to directors under the above plans during fiscal 2005 was $1,164,937.

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Directors’ equity ownership

All of CIBC’s directors currently meet, or are on track to meet, CIBC’s equity ownership guideline. The following table sets out each director’s equity ownership interest in CIBC and any changes in ownership interest since January 3, 2005.

	Equity Ownership as at January 3, 2006(1)		Equity Ownership as at January 3, 2005(1)		Net Change in Equity Ownership		Market Value of Equity Holdings as at January 3, 2006(2) ($)

Name	Common Shares (#)	DSUs (#)	Common Shares (#)	DSUs (#)	Common Shares (#)	DSUs (#)

Brent S. Belzberg(3)(4)	300	524	n/a	n/a	n/a	n/a	63,069

Jalynn H. Bennett	13,045	--	12,675	--	370	--	998,464

Gary F. Colter	8,612	--	7,245	--	1,367	--	659,162

William L. Duke	12,760	--	11,157	--	1,603	--	976,650

Ivan E.H. Duvar	8,143	3,684	7,856	2,886	287	798	905,239

William A. Etherington	50,588	--	48,372	--	2,216	--	3,872,006

A.L. Flood	118,462	14,560	114,284	11,973	4,178	2,587	10,181,504

Margot A. Franssen	14,551	1,943	13,439	1,205	1,112	738	1,262,451

Gordon D. Giffin	2,000	5,757	2,000	4,886	--	871	593,721

James A. Grant	5,000	7,531	5,000	6,196	--	1,335	959,123

Linda S. Hasenfratz	4,562	--	4,195	--	367	--	349,175

Pat M. Hayles	3,493	10,415	3,370	8,978	123	1,437	1,067,300

John S. Lacey	3,558	2,775	2,058	366	1,500	2,409	484,728

John P. Manley(3)	--	1,442	n/a	n/a	n/a	n/a	110,371

Gerald T. McCaughey(5)	83,035	--	n/a	n/a	n/a	n/a	6,355,499

Charles Sirois	9,186	3,684	7,919	2,886	1,267	798	985,070

Steven G. Snyder	14,455	--	12,695	--	1,760	--	1,106,386

Cynthia M. Trudell(3)	--	1,499	n/a	n/a	n/a	n/a	114,733

Ronald W. Tysoe	10,000	3,843	10,000	1,580	--	2,263	1,059,543

Notes:

(1)	Information as to shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each director.

(2)	The value of a deferred share unit is tied to the value of CIBC’s common shares. The market value of equity holdings was calculated based on $76.54, the average of the high and low price of a CIBC common share on the TSX on December 30, 2005.

(3)	Mr. Belzberg joined the Board on August 1, 2005 and has until August 1, 2010 to meet the equity ownership guideline. At January 3, 2006 the value of Mr. Belzberg’s equity ownership was $236,931 short of the $300,000 guideline. Since joining the Board, Mr. Belzberg has elected to receive 100% of his director fees in the form of DSUs and the value of his equity ownership is expected to reach the guideline by November 2007. Mr. Manley and Dr. Trudell joined the Board on February 24, 2005 and have until February 24, 2010 to meet the equity ownership guideline. At January 3, 2006 the value of Mr. Manley’s equity ownership was $189,629 short of the guideline. Since joining the Board, Mr. Manley has elected to receive 100% of his director fees in the form of DSUs and the value of his equity ownership is expected to reach the guideline by May 2007. At January 3, 2006 the value of Dr. Trudell’s equity ownership was $185,267 short of the guideline. Since joining the Board, Dr. Trudell has elected to receive 100% of her director fees in the form of DSUs and the value of her equity ownership is expected to reach the guideline by February 2007.

(4)	Mr. Belzberg exercises control or direction over 4,000 CIBC Non-cumulative Class A Preferred Shares, Series 23 with a market value at January 3, 2006 of $108,040.

(5)	Mr. McCaughey does not receive compensation for his services as a director and is therefore not eligible to receive deferred share units under director compensation plans.

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Director stock options

Common share option grants were made to non-officer directors as part of their compensation in 2000, 2001 and 2002 under the Non-Officer Director Stock Option Plan, established by the Board in June 2000 and approved by the shareholders in March 2001. In January 2003, the Board determined that no further options would be granted under the plan. The following table sets out option grants made to current directors under the plan.

					For Vested Options at January 3, 2006

Name(1)	Date Granted (mm/dd/yy)	Expiry Date(2)(mm/dd/yy)	Exercise Price ($)	Options Granted and Vested (#)	Exercised (#)	Unexercised (#)	Value of Unexercised Options(3) ($)

Jalynn H. Bennett	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/06/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

William L. Duke	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/06/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

Ivan E.H. Duvar	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/06/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

William A. Etherington	06/01/00	06/01/10	40.37	4,000	4,000	0	0
	03/06/01	03/06/11	48.98	4,000	4,000	0	0
	03/05/02	03/05/12	52.29	4,000	4,000	0	0

A.L. Flood	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/02/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/02/11	52.29	2,000	0	2,000	48,500

Margot A. Franssen	06/01/00	06/01/10	40.37	2,000	2,000	0	0
	03/06/01	03/06/11	48.98	2,000	2,000	0	0
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

Gordon D. Giffin	09/11/01	09/11/11	56.08	2,000	0	2,000	40,920
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

James A. Grant	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/06/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

Pat M. Hayles	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/06/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

Charles Sirois	06/01/00	06/01/10	40.37	2,000	0	2,000	72,340
	03/06/01	03/06/11	48.98	2,000	0	2,000	55,120
	03/05/02	03/05/12	52.29	2,000	0	2,000	48,500

Steven G. Snyder	08/08/00	08/08/10	42.89	2,000	2,000	0	0
	03/06/01	03/06/11	48.98	2,000	2,000	0	0
	03/05/02	03/05/12	52.29	2,000	2,000	0	0

Notes:

(1)	The following directors were elected to the Board after the January 2003 decision to discontinue all further grants of options to directors under the Non-Officer Director Stock Option Plan and were not granted options under the plan: Mr. Belzberg, Mr. Colter, Ms. Hasenfratz, Mr. Lacey, Mr. Manley, Dr. Trudell and Mr. Tysoe. Mr. McCaughey, as an officer of CIBC, would not have been eligible to receive options under the plan.

(2)	Options expire the earlier of 10 years from date of grant or 60 months from leaving the Board.

(3)	The value shown for unexercised stock options is the in-the-money value as of January 3, 2006. This calculation is based on a CIBC common share price of $76.54, the average of the high and low price of a CIBC common share on the TSX on December 30, 2005.

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Composition of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the Committee) members are Mr. William L. Duke, Ms. Margot A. Franssen, Ms. Linda S. Hasenfratz, Mr. John S. Lacey and Mr. Charles Sirois, the Chair of the Committee. Each member of the Committee meets the Board’s independence standards, derived from the corporate governance guidelines established by the CSA, the NYSE corporate governance rules and the Bank Act regulations on “affiliated persons”.

Report on executive compensation

The Committee assists the Board in fulfilling its supervisory responsibilities in relation to CIBC’s human resources policies and practices. Each year, as part of its mandate, the Committee reviews CIBC’s compensation principles, policies and plans and prepares a report on CIBC’s executive compensation. The Committee has provided a separate report on its structure, mandate and key achievements during the 2005 fiscal year on page 14.

2005 highlights

•	For the year, CIBC reported a loss of $32 million. This included a $2.5 billion after-tax provision for Enron-related litigation matters.

•	CIBC has made good progress on non-financial objectives related to culture, risk reduction, client satisfaction and employee commitment.

•	Compensation funding for the entire organization reflects a balanced consideration of CIBC’s performance, market conditions, and competitive requirements.

•	While 2005 market conditions were reasonably good, total incentive compensation expense is down 20% from last year reflecting the overall performance of CIBC.

•	Additionally, the ratio of employee compensation and benefits to revenue was reduced to 34.1% in 2005 from 36.9% in 2004 on a reported taxable equivalent basis (TEB).(1)

Note:

(1)	For additional information, see the Non-GAAP measures section of CIBC’s Annual Accountability Report.

Overview of compensation philosophy and program

CIBC operates in the financial services sector, and people represent one of the key strategic assets of the enterprise. The Committee’s guiding philosophy concerning compensation is that pay should be aligned with performance, as well as structured to be competitive with market practices so that CIBC is able to hire and retain qualified and experienced employees in the various markets in which it operates. Further, compensation programs are structured to motivate all executives, including the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers (the Named Executive Officers or NEOs) listed on page 28, in a similar manner so that individual executive performance goals are aligned in achieving the financial and non-financial objectives of CIBC. Underlying CIBC’s compensation process is a performance measurement assessment process for business lines and employees.

        This report provides specific information on the Senior Executive Team (SET), which includes the NEOs. The SET is comprised of CIBC’s officers who are in charge of a business unit or have a policy-making function. Each member of the SET reports directly to the Chief Executive Officer.

Components of total compensation

Total compensation is made up of four basic components: base salary, variable cash incentives, variable equity incentives, and benefits. For senior executives, including the NEOs, the greatest emphasis is placed on variable compensation (paid in the form of cash and equity incentives). For the SET, variable compensation would typically comprise 75% to 95% of total compensation including incentive awards.

Base salary – The Committee reviews base salaries for executives, including the NEOs, on an annual basis. Base salaries are established with reference to the executive’s role, responsibilities, and capabilities, as well as the market pay levels for the position. CIBC’s approach is to maintain base salaries at the market median. Although base salaries are reviewed on an annual basis, they are increased less frequently than annually for most executives, and only if an executive assumes material additional responsibilities or market compensation practices change substantially. Accordingly, differentiation of assessed performance for executives is primarily reflected in overall compensation levels including discretionary variable cash and/or variable equity incentive awards.

Variable cash incentives – CIBC utilizes two broad-based plans to award discretionary variable cash incentives to eligible employees: the Annual Incentive Plan (AIP) and the Short Term Incentive Plan (STIP).

        AIP incentive pools are funded from pre-tax earnings for CIBC and its major lines of business. Incentive pool funding is established at the start of each fiscal year based on the relationship of actual incentive spending to actual financial performance in the previous year. The AIP allows for incentive pools to be adjusted during the year based on the achievement of financial and non-financial performance objectives that are identified by the Chief Executive Officer. The Committee approves final incentive pools at year-end that reflect actual performance. Any variable cash incentives that may be awarded to NEOs are granted under this plan.

        The STIP is used to provide incentives primarily to employees in the CIBC World Markets business line, as well as to certain employees in the Wood Gundy Private Client business of the Wealth Management business line. STIP incentive pools reflect market competitive levels for comparable investment banks with reference to financial performance in each of the participating major business areas. As with the AIP, the STIP allows for incentive pools to be increased or decreased during the year based on the achievement of financial and non-financial performance objectives that are identified by the Chief Executive Officer for business areas, or for CIBC overall. The Committee approves final incentive pools at year-end that reflect actual performance.

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        Variable cash incentives granted under both the AIP and the STIP are discretionary and determined based upon an assessment of each individual’s performance, as well as the overall performance of CIBC and the particular business area in which the individual is employed. Individual employee performance is assessed through CIBC’s Performance Management and Measurement (PMM) program, which is a balanced scorecard evaluating performance in five main areas:

•	Client results	•	Growing the franchise
•	Financial results	•	Key competencies/capabilities
•	Operational efficiency

        CIBC’s PMM program is used across all strategic business units. This enables CIBC to assess individual and business unit performance on a consistent basis. AIP and STIP incentives may be awarded at the end of the fiscal year at management’s discretion with reference to an individual’s performance as discussed above. The Committee reviews and approves overall AIP and STIP funding as well as individual awards proposed for all direct reports to the Chief Executive Officer and key control positions.

        No variable cash incentives were granted to any member of the SET (including the NEOs) for the 2005 fiscal year.

Variable equity incentives – Executives receive a significant portion of their total compensation through variable incentives including equity incentives that are subject to deferred vesting schedules. CIBC’s variable equity incentive programs are intended to provide a long-term incentive that encourages executive retention and directly aligns executive compensation with shareholder interests. As such, awards vest only if the employee remains at CIBC and are subject to a deferred vesting schedule. Variable equity incentives are awarded at the end of the fiscal year at the same time that any variable cash incentives are awarded under the AIP or the STIP, in order to fully integrate pay decisions. The grants are made on a discretionary basis with reference to overall CIBC, business line and individual performance against agreed upon financial and non-financial objectives for the year, according to an evaluation of individual performance under CIBC’s PMM program. Grants are made without reference to outstanding awards held by that executive. For the SET, variable equity incentives would typically represent between 50% and 60% of total compensation including incentive awards.

Equity Participation Plan – The Equity Participation Plan (EPP) is the primary mechanism at CIBC for determining and allocating variable equity incentives to executives, including the SET. Incentives generally consist of stock options awarded under the Employee Stock Option Plan (ESOP) and Restricted Share Awards (RSAs) and are subject to deferred vesting schedules and provided the employee remains at CIBC. Under the EPP, the Committee determines a dollar value incentive award for each executive and then uses a formula-based approach for valuing each element of long-term compensation and determining the number of stock options and RSAs. For the 2005 fiscal year, the EPP provided for the total variable equity award to be split 85% to RSAs and 15% to stock options for executives other than the SET.

        Beginning in December 2005, variable equity incentives to members of the SET (including the NEOs) also include an award of Performance Share Units (PSUs). PSUs were introduced to further strengthen the link between overall CIBC performance and compensation to executive officers. The normal total variable equity incentive would be, in general, allocated as follows: 15% to stock options, 60% to RSAs and 25% to PSUs. However, for the 2005 fiscal year, this normal allocation of variable equity incentive awards did not occur. The distribution of variable equity incentives for the 2005 fiscal year was 60% to RSAs and 40% to PSUs and no options or cash incentives were awarded to members of the SET (including the NEOs).

        The variable equity incentive plans for the executives of CIBC, and the approach for determining awards for each vehicle, are described in the table below:

Variable Equity Incentive	Description		Award Determination

Stock Options	•	Ten-year term	The number of options is translated from the dollar amount based on
	•	Generally vest in equal annual installments over a four-year period	the closing price of CIBC common shares on the day immediately before the grant date and the Black-Scholes valuation associated
	•	Some performance vesting options have been granted	with CIBC employee stock options as of the grant date.

Restricted Share Awards	•	Vest in equal annual installments over a three-year	The number of RSAs is translated from the dollar amount of the
		period beginning in the year following the grant	award based on the average cost of the CIBC common shares
	•	Dividend equivalents paid during the vesting period	purchased by the RSA Plan trustee on the open market.

Performance Share Units	•	Vest at the end of three years
(For SET members only)	•	The final number of units that vest can vary from 75% to 125% of the number of units initially awarded, depending on CIBC’s return on equity performance relative to the major Canadian banks during the same three-year period.	The number of PSUs is translated from the dollar amount of the award using the same average cost of CIBC common shares as that used for the RSA Plan.
	•	Dividend equivalents paid during the vesting period on the minimum number of units (i.e. 75%)

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Benefits – CIBC’s benefit programs are intended to be competitive with peer financial services organizations as discussed below. They include competitive health and welfare benefits, pension plans and executive perquisites including club fees and automobile benefits.

Executive share ownership guidelines

In the 2003 fiscal year, the Committee adopted formal guidelines that set out the expected levels of CIBC common shares to be held by executives depending on the executive’s position and compensation. The Committee believes it is important to align the interests of CIBC management with those of its shareholders, and that this can be achieved, in part, by encouraging the executives of CIBC to have significant personal holdings of CIBC shares.

        As a transition measure, executives have four years within which to accumulate the minimum share holdings under these guidelines. Until executives meet these ownership guidelines, they are encouraged not to sell any CIBC shares other than to meet tax liabilities for share distributions from compensation plans and exercises of stock options.

        The guidelines provide that the value of common shares (excluding stock options) to be held by CIBC executives should be equal to the value of a multiple of their base salary. Ownership of CIBC common shares includes direct ownership as well as shares held in share ownership and restricted share plans of CIBC. The current share ownership guidelines are as follows:

Multiple of
Salary

Chief Executive Officer	6 times

Senior Executive Vice-Presidents and above	3 times

Executive Vice-Presidents	2 times

Senior Vice-Presidents	1 1/2 times

Vice-Presidents	1 time

        The Chief Executive Officer and the NEOs currently have common share equity ownership in excess of these guidelines.

Compensation benchmarking practices and methodologies

The basic components of total compensation, including base salary, variable cash incentives, variable equity incentives and benefits for executives including the NEOs are evaluated against competitive market practices and levels. Most CIBC executives are compared to financial services companies in Canada, primarily the other four major Canadian banks: Bank of Montreal, Bank of Nova Scotia, Toronto-Dominion Bank and the Royal Bank of Canada. However, certain positions are also benchmarked in whole or in part against U.S. or global competitive financial services companies based on the scope and location of an executive’s position.

Compensation consultant advice – The Committee seeks advice from third party consultants on levels of compensation in the competitive markets in which CIBC operates, and within the context of the financial performance outlook provided by these consultants. Mercer Human Resource Consulting (Mercer) has been engaged directly by the Committee to attend Committee meetings and provide independent advice, compensation analysis and other information for compensation recommendations. The analysis and advice from Mercer include, but is not limited to, executive compensation policy (such as the choice of comparator groups and compensation philosophy), total compensation benchmarking of the SET (primarily as it relates to the Canadian marketplace), incentive plan design including performance calibration, and supplemental pension benefits review. Mercer has confirmed to the Committee that, based on the foregoing and CIBC’s executive compensation methodologies generally, the Committee has undertaken, or caused to have undertaken, the appropriate analysis to fully inform itself and to assist in the Committee’s decisions. The decisions taken by the Committee remain the responsibility of the Committee.

        In the 2005 fiscal year, the total fees paid to Mercer under the compensation advisory mandate for the Committee were approximately $323,000. Mercer also earned fees totaling approximately $5.6 million under various administration, communication, retirement, benefits, investment and compliance mandates for CIBC. Mercer is part of the Marsh & McLennan family of companies. In addition to the fees that were paid to Mercer, CIBC also paid fees of approximately $2.7 million to other members of the Marsh & McLennan group.

        The Committee, in November 2005, requested that Mercer identify measures that the firm will take to ensure the independence of the Committee’s adviser.

Compensation review approach – The Committee takes a two-pronged approach to its review of compensation recommendations. First, and most importantly, the Committee reviews the total cost of compensation to the organization and the relationship of that cost to CIBC’s performance. A focus of this “top-down” review is an analysis of CIBC’s compensation to revenue ratio, which is a measure that is widely used by financial services companies to benchmark compensation expense. The reported ratio (TEB) for CIBC in the 2005 fiscal year was 34.1%, down from 36.9% in the 2004 fiscal year. The Committee reviewed competitive analyses of the relationship between compensation and revenue and is satisfied that CIBC’s compensation to revenue ratio, adjusted for business mix differences, is in line with those of its major competitors. Another “top-down” review undertaken by the Committee involves assessing whether the variable incentive portion of total compensation reflects the absolute performance achieved by CIBC, including results achieved against the performance measures discussed above. For the 2005 fiscal year, senior management recommended and the Committee approved a total incentive compensation expense of $912 million for all CIBC employees, down 20% from total incentive compensation expense of $1,147 million in the 2004 fiscal year.

        The second part of the Committee’s two-pronged review of compensation recommendations focuses on an analysis of individual recommendations. The Committee takes a detailed

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approach in reviewing individual compensation recommendations, particularly those for the most senior officers of CIBC, including the NEOs, and reviews in detail the compensation recommendations for the Chief Executive Officer, Chief Financial Officer, all executives who report to the Chief Executive Officer and certain other key executive positions. The Committee also reviews statistical summaries of changes in executive and non-executive compensation within the various businesses of CIBC.

        The Committee conducts a formal review of the performance of CIBC and of its key executives on an annual basis. As discussed on page 21, CIBC has a detailed balanced business performance measurement system in place that allows for consistent evaluation of the financial and non-financial performance measures of each of its individual business lines which correlate to the five main areas of evaluations used in CIBC’s PMM program. These business assessments were summarized and presented to the Committee by the Chief Financial Officer of CIBC. In addition, the Committee reviewed the individual PMM assessments of senior executives of CIBC, including the NEOs, other direct reports to the Chief Executive Officer, as well as other key positions. As described above, these assessments reflect a review of each individual’s performance measured against the client results, financial results, operational efficiency and franchise growth objectives, as well as key competencies, capabilities and values that were established for each individual. The Committee is satisfied with the rigour of the performance review process and the completeness of the performance data compiled by management to properly differentiate compensation between business lines and among individual senior executives.

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Review of 2005 CIBC overall performance

The following chart shows key financial objectives and results against these measures.

Medium-term performance and long-term performance

	Medium-Term Objectives	Comments	Results

Total	Best total return of the major Canadian banks on a rolling	For the first time in three years, CIBC did	75.5% since
Shareholder	five-year basis (based on capital appreciation, plus	not outperform the other major Canadian	October 31,
Return	common share dividends, reinvested)	banks.	2000
1.3% for the
		Our objective moving forward is to	year ended
		outperform the S&P/TSX Composite Banks	October 31,
		Index on a rolling five-year basis.	2005

Return on	14% to 18% return on average common equity through	CIBC’s ROE was affected by items discussed	(1.6)%
Equity (ROE)	the cycle (calculated as net income less preferred share	in the management’s discussion and analysis
	dividends and premiums expressed as a percentage of	(MD&A), Executive overview section.(3)
average common shareholders’ equity)
Our objective moving forward is 17% to
20% return on average common equity
through the cycle.

Earnings Per	Diluted EPS growth of 10% per annum, on average, over	EPS was affected by items discussed in the	EPS decline of
Share (EPS)	the next 3-5 years	MD&A, Executive overview section.(3)	108.3%
Growth

Capital	Tier 1 capital ratio of not less than 8.5%	Capital ratios were affected by items	Tier 1 ratio – 8.5%
Strength	Total capital ratio of not less than 11.5%	discussed in the MD&A, Executive overview	Total capital
	(based on regulatory capital as a percentage of risk-	section.(3)	ratio – 12.7%
weighted assets)

Business Mix(1)	65% - 75% retail/25% - 35% wholesale (as measured by	Business mix is within our target range.	70% / 30%
	economic capital)		retail/wholesale

Risk	Maintain provision for credit losses as a percent of loans	Loan loss ratio is within our target range.	Loan Loss
	and bankers’ acceptances, net of reverse repurchase		Ratio – 51 basis
	agreements (loan loss ratio) between 50 and 65 basis		points
points through the business cycle
	Reduce the carrying value of the merchant banking	We have exceeded our merchant banking	Merchant
	portfolio to $1.5 billion by 2007	target ahead of schedule	banking portfolio
$1.4 billion

Productivity	During 2005 we added a new efficiency objective to
and Efficiency	achieve a median ranking within our industry peer group,
(TEB)(2)	in terms of our non-interest expenses to total revenue
(efficiency ratio). Our objective is to achieve annual
expense reductions of $250 million by the end of 2006.
	The medium-term objective previously stated was revenue	Results this year were affected by several	Expense growth
	growth to exceed expense growth, and an efficiency ratio	items discussed in the MD&A, Executive	exceeded
	of 60%	overview section.(3)	revenue growth.
Efficiency
ratio – 85.6%

Dividend	40% – 50%	Net income was affected by items discussed	Dividend payout
Payout Ratio	(Common share dividends paid as a percentage of net	in the MD&A, Executive overview section.(3)	ratio – >100%
income after preferred share dividends and premiums)

Notes:

(1)	For additional information, see the Non-GAAP measures section of CIBC’s 2005 Annual Accountability Report.
(2)	Taxable equivalent basis (TEB). For additional information, see the Non-GAAP measures section of CIBC’s 2005 Annual Accountability Report.
(3)	For additional information, see management’s discussion and analysis (MD&A) of CIBC’s 2005 Annual Accountability Report.

24    CIBC    PROXY CIRCULAR

2005 executive compensation direction – In view of CIBC’s performance in the 2005 fiscal year, recommendations for executive compensation reflected decreases in compensation compared to 2004 for a substantial majority of executives. It is management’s philosophy, shared by the Committee, that the Chief Executive Officer, the Chief Financial Officer and other key executives who report to the Chief Executive Officer, including the other NEOs, must be accountable for the overall results of CIBC. At this executive level, it is primarily CIBC’s overall results that determine compensation movement for these individuals, which emphasizes the correlation of pay for performance.

        For the 2005 fiscal year, in recognition of CIBC’s performance, members of the SET received significant reductions in their overall compensation. In addition, members of the SET did not receive any variable cash incentives in the 2005 fiscal year, instead receiving their entire incentive award in the form of variable equity incentives with deferred vesting schedules.

Chief Executive Officer’s compensation

The Chief Executive Officer’s compensation is reviewed by the Committee and was determined as described below.

Base salary – Mr. McCaughey’s base salary was increased to $1,000,000 effective August 1, 2005 to reflect his promotion to the role of President and Chief Executive Officer. His salary will remain unchanged for the 2006 fiscal year. Consistent with CIBC’s practice of aligning executives’ pay levels to comparable positions in the market, Mr. McCaughey’s base salary increase is intended to position his salary competitively relative to the chief executive officers at the other major Canadian banks. As noted on page 20, it is not CIBC’s practice to increase base salaries for executives on an annual basis.

Annual variable cash and equity incentives – Annual variable cash and equity incentives awarded to the Chief Executive Officer are based on the Committee’s assessment of the Chief Executive Officer’s performance on the basis of his contribution to the criteria set out under CIBC’s PMM program (described on page 21). The Committee assigns equal weighting to the five performance areas in determining incentive awards. The Committee takes a holistic approach and uses both assessment of quantitative results versus specific financial objectives and qualitative judgment of achievement of non-financial objectives.

    Mr. McCaughey’s employment agreement (see description on page 34) provides that Mr. McCaughey’s annual variable cash and equity incentives (excluding options) for the fiscal year will be determined by the Committee at the end of the next fiscal year. For the 2005 fiscal year, the Committee determined that Mr. McCaughey would not receive any options and that any other incentive award would be determined at the end of the 2006 fiscal year.

Stock options – The Committee made a special one-time award of 250,000 options to Mr. McCaughey at the time of his appointment as President and Chief Executive Officer, to strengthen shareholder alignment and increase the retention aspects of his compensation package. The options have a ten-year term and the vesting of this award is conditional on CIBC achieving total shareholder return that is equal to or greater than the average of the other four major Canadian banks for specified performance periods. The special option grant to Mr. McCaughey will only have realisable value when these future performance hurdles are met.

Pension Arrangements – Upon Mr. McCaughey’s appointment as President and Chief Executive Officer, his eligibility for an unreduced pension was adjusted by the Committee to age 55 to reflect his promotion. In addition, in recognition of past service with a CIBC-acquired organization, the Committee awarded 11.9 years of additional pension service credit, to be vested on a pro-rata basis over the next seven years of continued employment. These arrangements are described in the section entitled Employment Contracts, beginning on page 34.

Compensation to former Chief Executive Officer

In June 2005, the Committee reviewed Mr. Hunkin’s performance for the 2005 fiscal year to date, considering financial and non-financial components set out under CIBC’s PMM program. Specifically, the Committee evaluated Mr. Hunkin utilizing a balanced scorecard which incorporated the following five categories:

• Client results	• Growing the franchise
• Financial results	• Key competencies/
• Operational efficiency	capabilities

CIBC    PROXY CIRCULAR    25

        Highlights of achievements in each category are described below:

Performance Category	Goal	Highlights of 2005 Results (Prior to Mr. Hunkin's retirement)

Client results	• Lead CIBC's vision of being recognized as the leader in client relationships	• Client satisfaction metrics on plan

Financial results	• Achieve the best total shareholder return among the major Canadian banks	• Total shareholder return from October 31, 1999 to June 30, 2005 of 187.5% was #1 among Canadian bank competitors

	• 14% - 18% return on average common shareholder equity	• Return on equity for the 2005 fiscal year to April 30, 2005 of 21.0%

	• Maintain dividend payout ratio of 40% - 50%	• Produced a dividend payout ratio of 41.4% to April 30, 2005

Operational efficiency	• Revenue growth to exceed expense growth	• Although revenues declined slightly, expenses declined more significantly to April 30, 2005

	• Further reduce the carrying value of the merchant banking portfolio to $1.5 billion by 2007	• Achieved the objective by April 30, 2005, ahead of the 2007 planned date

Growing the franchise	• Increasing retail portion of business mix(1)	• Further reduced risk by shifting CIBC's business to 73% retail/27% wholesale

Key competencies/capabilities	• Embed CIBC's Vision, Mission and Values within the organization	• Provided leadership in the employee communication of our Vision, Mission and Values

	• Execute strategy to improve employee commitment as measured in the 2005 Employee Survey (conducted every two years)	• Results from the Employee Survey conducted in April 2005 indicated that employee commitment to CIBC increased 4 points to 72% from 68% in 2003

Note:

(1)     For additional information, see the Non-GAAP measures section of CIBC’s Annual Accountability Report.

Annual variable cash and equity incentives – As described above, annual variable cash and variable equity incentives awarded to the former Chief Executive Officer are based on the Committee’s assessment of the Chief Executive Officer’s performance on the basis of his contribution to the criteria set out under CIBC’s PMM program.

        No variable cash incentive was awarded to Mr. Hunkin for his part-year performance. The Committee determined to award a grant of 40,623 RSAs, all of which are subject to performance vesting conditions, with a value of $3,000,000. The RSAs will be forfeited if the weighted average share price of CIBC common shares over a period of twenty consecutive trading days fails to reach $90.00 within three years. The number of RSAs allocated to Mr. Hunkin was based on a market price of CIBC common shares of $73.85. This award was made in a retirement agreement with Mr. Hunkin that was adjusted by agreement of the Committee and Mr. Hunkin following the conclusion of settlement negotiations on the Newby class action lawsuit.

        The Committee also noted that Mr. Hunkin was not awarded any incentive compensation in 2002, that Mr. Hunkin renounced his award of stock options granted in December 2001, and, that Mr. Hunkin’s pension had been set at a lower level than that for any of the CEOs of the four other major Canadian banks. The Committee also reviewed Mr. Hunkin’s aggregate compensation for the period that he served as Chief Executive Officer and determined that it was consistent with the performance of CIBC in relation to its primary Canadian bank competitors. The Committee also noted that the value of equity instruments awarded to Mr. Hunkin during his tenure as CEO increased in value from grant dates consistent with the 187.5% in total shareholder return on CIBC stock from October 31, 1999 to June 30, 2005.

        Based on a review of performance, as well as advice received from the independent consultant retained by the Committee, as described above, the Committee believes that these compensation decisions were appropriate and consistent with CIBC’s compensation principles.

Summary

The Committee is satisfied that CIBC’s compensation policies and levels of compensation are aligned with CIBC’s performance and reflect competitive market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives, and the Committee will continue to regularly evaluate the effectiveness of CIBC’s compensation philosophy with this in mind.

        The Committee, on behalf of the Board, re-affirms its confidence in the leadership of the new Chief Executive Officer and his management team, as well as the ability of this management team to execute on CIBC’s current strategy and to maximize shareholder value.

Presented by the Committee:

Charles Sirois, Chair	Linda S. Hasenfratz
William L. Duke	John S. Lacey
Margot A. Franssen

26     CIBC    PROXY CIRCULAR

Performance graph

The following graph compares the cumulative total shareholder return over the last five fiscal years of CIBC’s common shares with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE Composite 300 Index) and the S&P/TSX Banks Index (formerly the TSX Banks and Trusts Index), assuming reinvestment of all dividends.

Five-year total return on $100 investment
(Dividends Reinvested)

Pay for performance graph

The following graph compares total Named Executive Officer compensation for each of the last five fiscal years to key performance metrics for CIBC: Net Income After Tax; Net Income Before Tax; and, Earnings Per Share.

Pay for performance

Notes:

(1)	Total Named Executive Officer compensation is defined as the aggregate of base salary, variable cash incentives, variable equity incentives (e.g., RSAs, PSUs, option grants), plus the annual pension service cost – as disclosed in CIBC’s supplementary disclosure of Named Executive Officer compensation, beginning on page 35. To ensure comparability of annual amounts, CIBC has included five named executive officers for each year – including the Chief Executive Officer as at the end of the fiscal year. Named Executive Officer compensation for fiscal 2005 does not yet include any variable incentives to be awarded to Mr. McCaughey by the Board of Directors. These incentives will be awarded in December 2006 and reported as compensation related to fiscal 2005 performance. At the time that these incentives are known, the Named Executive Officer compensation data and this graph will be updated to reflect this additional information.

(2)	Net Income After Tax is reported in billions of dollars as reported on CIBC’s Consolidated Statement of Operations as Net (loss) income on page 99 of the 2005 Annual Accountability Report.

(3)	Net Income Before Tax is reported in billions of dollars as reported on CIBC’s Consolidated Statement of Operations as Income before income taxes and non-controlling interests less non-controlling interests on page 99 of the 2005 Annual Accountability Report.

(4)	Earnings Per Share is reported in dollars as reported on CIBC’s Consolidated Statement of Operations as Earnings (loss) per share (diluted) on page 99 of the 2005 Annual Accountability Report.

CIBC    PROXY CIRCULAR    27

Summary compensation table

The following table discloses compensation for the President and Chief Executive Officer, the Chief Financial Officer, and the other three most highly compensated executive officers of CIBC (the NEOs) and the former Chief Executive Officer for the fiscal years indicated.

Summary compensation table

			Annual Compensation									Other Compensation Awards

			Variable Compensation(1)

Name and Principal Position	Year	Salary(2) ($)	Variable Cash Incentive ($)		Restricted Share/Performance Share Awards(3) ($)		Securities Under Options/SARs Granted(4) ($)/(#)		Total Variable Compensation ($)		Other Annual Compensation(5) ($)	LTIP Payouts(6) ($)	All Other Compensation(7) ($)

J.S. Hunkin(8)	2005	750,000	Nil		3,000,000		Nil / Nil		3,000,000		--	25,719,137	2,250
Chief Executive Officer	2004	983,333	3,050,000		4,207,500		742,500 / 50,560		8,000,000		78,203	Nil	6,393
(Retired)	2003	900,000	3,450,000		3,150,000		Nil / Nil		6,600,000		55,973	Nil	26,926

G.T. McCaughey(9)	2005	741,667	TBD	(9)	TBD	(9)	2,061,500 / 250,000		TBD	(9)	--	Nil	2,250
President and	2004	500,000	3,250,000	(10)	3,187,500	(10)	463,084 / 31,535	(10)	6,900,584		--	Nil	4,552
Chief Executive Officer	2003	483,334	2,000,000	(11)	450,352		540,474 / 50,000		2,990,826		--	Nil	15,251

T.D. Woods	2005	400,000	Nil		1,800,000	(10)	Nil / Nil		1,800,000		--	Nil	2,250
Senior Executive Vice-President,	2004	400,000	1,000,000	(10)	1,190,000	(10)	176,341 / 12,010	(10)	2,366,341		--	Nil	4,250
Chief Financial Officer	2003	383,333	800,000	(11)	1,090,824		109,176 / 10,100		2,000,000		--	Nil	11,500

B.G. Shaw	2005	316,667	Nil		4,400,000		Nil / Nil		4,400,000		--	Nil	7,250
Senior Executive Vice-President,	2004	150,000	4,867,500		2,982,500		Nil / Nil		7,850,000		--	Nil	7,250
Chairman and Chief Executive Officer,	2003	150,000	5,326,250		3,023,750		Nil / Nil		8,350,000		--	Nil	9,500
CIBC World Markets

S.R. McGirr	2005	316,667	Nil		3,400,000		Nil / Nil		3,400,000		--	Nil	2,250
Senior Executive Vice-President,	2004	150,000	3,667,500		2,182,500		Nil / Nil		5,850,000		--	Nil	3,000
Chief Risk Officer	2003	150,000	3,763,750		2,086,250		Nil / Nil		5,850,000		--	Nil	4,500

S.A. Baxendale	2005	405,952	Nil		2,350,000	(10)	Nil / Nil		2,350,000		--	Nil	2,250
Senior Executive Vice-President,	2004	322,500	1,133,750		863,812		152,438 / 10,380		2,150,000		--	Nil	3,400
Retail Markets	2003	250,000	808,750		598,288		92,962 / 8,600		1,500,000		--	Nil	7,479

Notes:

(1)	As explained in the Report on Executive Compensation, annual incentive compensation at CIBC is comprised of variable cash and equity incentives. To improve the transparency of CIBC’s executive compensation disclosure and better align it with CIBC’s compensation practices, the “Variable Compensation” column shows the value of each component of variable compensation paid to a NEO, namely variable cash incentive, RSAs (which include PSUs) and options. In previous management proxy circulars, CIBC disclosed the value of variable cash incentive only in a column entitled “Bonus”. The value of non-cash incentives for a specified fiscal year was shown in previous management proxy circulars elsewhere in the Summary Compensation Table, in accordance with Canadian securities law. The RSA value was shown in the “Long Term Compensation Award” column, the number of options granted was shown in the “Securities Under Options Granted” column and the value of options granted was shown in supplemental disclosure CIBC voluntarily provided to enhance understanding of the compensation paid.

Under Canadian securities law, the determination of the NEOs (other than the Chief Executive Officer and Chief Financial Officer) for the Summary Compensation Table is based on the total annual salary and variable cash incentive of each executive officer for the fiscal year. However, if CIBC’s new approach of including the value of all components of incentive compensation had been followed for the last two fiscal years, there would have been no change to the NEOs identified in the management proxy circular for those years.

(2)	Reflects the base salary earned in the fiscal year.

(3)	Amounts shown represent the value of RSAs granted under the RSA Plan and the value of PSUs granted under the PSU Plan for the specified fiscal years and valued at the average weighted price of CIBC common shares purchased in the open market by the RSA trust. For additional details, see the description of RSAs and PSUs on page 21. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis on outstanding RSAs. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU. The number of PSUs vesting will range between 75% and 125% of the number initially awarded depending on CIBC’s ROE performance relative to the other four major Canadian banks.

In recognition of Mr. Hunkin’s more than 35 years of service, the Committee determined that the vesting of his RSAs granted for fiscal years before 2005 would be accelerated in accordance with the RSA Plan, and the units were distributed to him in the form of common shares. The RSAs granted to Mr. Hunkin for the 2005 fiscal year will be forfeited if the weighted average share price of CIBC common shares over a period of 20 consecutive trading days does not reach $90.00 within three years.

28     CIBC    PROXY CIRCULAR

The following table illustrates the number of RSAs and their value held by each of the NEOs as at October 31, 2005. The table does not reflect RSAs or PSUs granted for the 2005 fiscal year as the grants were not approved and granted until December 2005.

RSAs Outstanding as at October 31, 2005

	Aggregate Number of Units (#)	Value as at October 31, 2005 ($)

G.T. McCaughey	26,608	1,921,098

T.D. Woods	15,265	1,102,133

B.G. Shaw	44,269	3,196,222

S.R. McGirr	41,708	3,011,318

S.A. Baxendale	15,237	1,100,111

(4)	The figures in this column reflect the number of options granted (if any) to the NEOs and their value for each of the 2005, 2004, and 2003 fiscal years. For the 2003 fiscal year, these figures represent option grants made in December 2002. During 2003, CIBC changed its option grant methodology such that option grants are currently made after the end of the fiscal year as an integral part of overall total compensation decisions. As a result, no option grant was made in December 2003. The option grants reported in the table for the 2004 fiscal year were made in December 2004. No option grants were made to any members of the SET, including the NEOs, in respect of the 2005 fiscal year with the exception of the special, one-time sign-on grant made to Mr. McCaughey upon his appointment as President and Chief Executive Officer.

The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used, and therefore the figures may not be directly comparable across companies. For annual grants made in December 2005 for fiscal 2005, the key Black-Scholes assumptions used were a risk-free rate of 4.00%, a dividend yield of 3.59%, share price volatility of 19.3% and an expected life of 7 years. Although none of the NEOs received an option grant as incentive compensation for the 2005 fiscal year, using these assumptions, the Black-Scholes values of the options granted to other executives in respect of the 2005 fiscal year in December 2005 is approximately $12.54.

(5)	The value of perquisites and other personal benefits for each NEO (other than Mr. Hunkin) is less than the lesser of $50,000 or 10% of the total of annual salary and variable cash incentive. The amounts for Mr. Hunkin include transportation services of $45,971 and $27,627 in fiscal 2004 and 2003 respectively and club memberships of $27,000 in both fiscal 2004 and fiscal 2003. The amounts included for certain perquisites in the amounts shown above reflect the benefit to the NEO for the purposes of the Income Tax Act (Canada).

(6)	LTIP payouts are for Retirement Special Incentive Program Deferred Share Units (RSIP DSUs) earned and vested in prior years but not issued until retirement or termination from CIBC in accordance with the terms of the RSIP Plan and Income Tax Act (Canada) requirements. These awards were disclosed in previous CIBC management proxy circulars under “Retirement Special Incentive Program Deferred Share Units”. Mr. Hunkin’s RSIP DSUs were distributed in the form of common shares upon his retirement, in accordance with the terms of the RSIP Plan. For additional information, see the description on page 32 under “Retirement Special Incentive Program Deferred Share Units”.

(7)	The amounts shown represent CIBC contributions to the Employee Share Purchase Plan (ESPP) and contributions made by CIBC on behalf of certain NEOs to registered retirement savings plans (RRSPs) and other similar plans. RRSP contributions of $5,000 per annum were made for certain NEOs who were not members of a CIBC pension plan. Under the ESPP, employees can contribute up to 10% of annual base earnings depending on years of service and position level, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual limit of $2,250 which commenced January 1, 2004).

(8)	Mr. Hunkin retired as Chief Executive Officer on July 31, 2005. Mr. Hunkin’s 2005 compensation includes his base salary earned to July 31, 2005. Mr. Hunkin did not receive a variable cash incentive given CIBC’s performance in the 2005 fiscal year. Mr. Hunkin was awarded $3,000,000 in RSAs that will be forfeited if the weighted average share price of CIBC common shares over a period of twenty consecutive trading days does not reach $90.00 within three years. Amounts shown under LTIP payouts reflect amounts that were earned and vested in prior years and disclosed in prior management proxy circulars under “Retirement Special Incentive Program Deferred Share Units”.

(9)	Mr. McCaughey assumed the role of President and Chief Executive Officer on August 1, 2005. In accordance with Mr. McCaughey’s employment contract, any variable cash or equity incentives (excluding options) for the 2005 fiscal year will not be determined until December 2006.

(10)	In the 2004 fiscal year, Mr. McCaughey and Mr. Woods were provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP in lieu of a portion of the variable cash incentives and RSAs disclosed above. The number of options granted for 2004 as shown in the above table was reduced from the number of options that would otherwise have been awarded under CIBC’s executive compensation policies to reflect the impact of the SERP past service awards. Had the option awards not been reduced for 2004, the number of options for Mr. McCaughey would have been 38,305 with a value of $562,500 and the number of options for Mr. Woods would have been 14,300 with a value of $210,000. For 2005, Ms. Baxendale was provided with a SERP past service award of 7.5 years for prior service with CIBC and subsidiary companies. Incentive awards to each of these executives were reduced by the following amounts for the SERP past service awards: $1,325,543 for Mr. McCaughey in 2004 fiscal year, $448,781 for Mr. Woods in each of the 2004 and 2005 fiscal years and $375,431 for Ms. Baxendale in the 2005 fiscal year.

(11)	The previously disclosed application of a portion of the 2003 variable cash incentive for Mr. McCaughey to provide SERP past service credit was not implemented since the arrangement was conditional upon a satisfactory advance tax ruling, which was not received and, as such, this portion of the variable cash incentive amounts was paid out in 2004. Mr. Woods, whose compensation was not reported in the management proxy circular for the 2003 fiscal year as he was not a NEO for that year, was also to receive a SERP past service credit in 2003. Similarly, the applicable portion of his variable cash incentive was paid out in 2004.

CIBC    PROXY CIRCULAR    29

Employee stock option plan

The following table sets forth grants of stock options during the 2005 fiscal year to the NEOs.

Option grants during financial year ended October 31, 2005

Name	Securities Under Options/SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

G.T. McCaughey	250,000	37.26%	$70.00	$70.00	August 31, 2015

Notes:

(1)	Reflects the one-time special option award granted to Mr. McCaughey upon his appointment as President and Chief Executive Officer. This award will vest at the rate of 50,000 options per year, commencing on October 31, 2006, only upon achievement of total shareholder return that exceeds the average of the major Canadian banks for specified performance periods.

(2)	These calculations include any options granted in respect of the 2005 fiscal year after the end of the fiscal year.

Option/stock appreciation rights

The following table sets forth aggregated option/stock appreciation rights exercises during the 2005 fiscal year and the fiscal year-end option/stock appreciation rights values for each NEO.

Aggregated option/stock appreciation rights exercises during the financial year ended
October 31, 2005 and financial year-end option/stock appreciation rights values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised in- the-Money Options/SARs at Financial Year-End(1) Exercisable/Unexercisable ($)

G.T. McCaughey	Nil	Nil	200,096 / 328,035	5,457,202 / 1,645,150

T.D. Woods	Nil	Nil	43,975 / 20,035	1,219,073 / 197,828

B.G. Shaw	Nil	Nil	Nil / Nil	Nil / Nil

S.R. McGirr	Nil	Nil	Nil / Nil	Nil / Nil

S.A. Baxendale	Nil	Nil	21,150 / 17,030	527,095 / 165,315

Note:

(1)	Amounts reported are based on the difference between the exercise price of the option and the 2005 fiscal year-end CIBC common share price of $72.20.

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Securities authorized for issuance under equity compensation plans

The following table provides information as at October 31, 2005 on common shares authorized for issuance under the ESOP and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC variable equity incentive plans that provide for the issuance of shares. While there remain shares authorized for grant under the DSOP, as reported below, in January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options (#)	B Weighted-average Exercise Price of Outstanding Options ($)	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)

Equity compensation plans	10,992,741	45.28	9,051,751
approved by securityholders

Equity compensation plans not	Nil	Nil	Nil
approved by securityholders

Total	10,992,741	45.28	9,051,751

        The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is generally ten years from the date of its grant (subject to earlier termination as explained below) and vesting, while set at the Committee’s discretion, is generally 25% per year, commencing on the first anniversary of the grant. The exercise price of an option is set by the Committee but must be not less than the closing market price of CIBC common shares on the trading day immediately preceding the date of grant.

        The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding. Options are forfeited by an employee 30 days after their resignation or termination with cause. In the case of termination without cause, options remain outstanding and exercisable for the length of the severance period.

        Up to 50% of the options granted prior to 2000 can be exercised as Stock Appreciation Rights (SARs). SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the day the SARs are exercised. Since January 1, 2000, there has been no grant of options with SARs connected to them.

        The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided such loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC. Any such loans would be at rates similar to those offered to CIBC’s preferred customers. The ESOP provides that the Committee may amend the plan, subject to obtaining all necessary regulatory and stock exchange approvals. ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that an employee may assign their rights to a spouse, minor child or grandchild with CIBC’s prior approval.

        In the 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. In January 2003, the Board amended the DSOP and determined that no further options would be granted under the DSOP. Options granted under this plan have a ten-year term and vested immediately upon grant. The DSOP provided for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days preceding the date of grant.

        The maximum number of shares reserved for issuance under options granted to insiders under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, his or her options will terminate on the earlier of (a) sixty months after the date the participant leaves the Board and (b) the end of the ten-year option term.

        The DSOP provides that CIBC may from time to time grant financial assistance to members of the Board to exercise their options. However any such loans must be subject to CIBC’s normal credit granting criteria and the same interest rates as apply to regular client loans. The Board may suspend the grant of options or otherwise amend the DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. As disclosed above, in January 2003, the Board amended the DSOP and determined that no further options would be granted to members of the Board.

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The following table provides additional disclosure as to options outstanding and available for grant under the ESOP and DSOP as at October 31, 2005.

Options outstanding and available for grant

	Options Outstanding		Options Available for Grant		Total Options Outstanding and Available for Grant

Plan	#	% of common shares outstanding	#	% of common shares outstanding	#	% of common shares outstanding

ESOP	10,924,741	3.27%	8,983,751	2.69%	19,908,492	5.96%

DSOP(1)	68,000	0.02%	68,000	0.02%	136,000	0.04%

Total	10,992,741	3.29%	9,051,751	2.71%	20,044,492	6.00%

Note:

(1)	In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

Retirement Special Incentive Program Deferred Share Units

Certain NEOs, certain senior officers who report directly to the Chief Executive Officer, certain employees of CIBC World Markets, and certain other executives of CIBC have, in the past, participated in the CIBC Special Incentive Program. Under this program, participants were granted award units in the 2000 fiscal year, the value of which were based on net gains to CIBC from certain CIBC investment holdings realized during each fiscal year (subject to the discretion of the Committee to defer a portion of the related compensation to a subsequent fiscal year). These net gains were realized by the end of the 2002 fiscal year. Award values reflecting the net gains were converted into units representing CIBC common shares, referred to as either Special Incentive Program Share Units (SIP Share Units) or Retirement Special Incentive Program Deferred Share Units (RSIP DSUs), which vested on October 31, 2003. In addition, for RSIP DSUs certain long-term performance criteria were met prior to the vesting of units. Vested SIP Share Units were distributed in the form of common shares of CIBC on October 31, 2003. Vested RSIP DSUs will be distributed in the form of common shares of CIBC only upon retirement or termination of employment. As well, dividend equivalents for RSIP DSUs are converted into additional units and are not distributed until retirement or termination of employment. In accordance with the program, award units were granted only once, in the 2000 fiscal year, and no further awards have been made, or are intended to be made, under the program.

        Units awarded in the 2000 fiscal year have converted into the following number of RSIP DSUs for the following individuals in the years indicated: Mr. Hunkin: 2000 – 119,002, 2001 – 78,822, 2002 – 51,815, and 2003 – 63,330 and Mr. McCaughey: 2000 – 83,301, 2001 – 55,182, 2002 – 36,275, and 2003 – 44,337.

    Mr. Hunkin’s vested RSIP DSUs were distributed to him in the form of CIBC common shares after his retirement, in accordance with the RSIP Plan and applicable Income Tax Act (Canada) requirements.

Pension arrangements

CIBC officers at the level of Executive Vice-President and above, other than individuals covered by arrangements of subsidiary companies, are eligible to participate in either the contributory or non-contributory portion of the defined benefit CIBC Pension Plan.

        In addition, these officers may be designated for participation in the Supplemental Executive Retirement Plan (SERP). The SERP extends to Senior Vice-Presidents and above only and provides for Executive Vice-Presidents and above a pension of 2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC Pension Plan benefits. The final average earnings for this purpose is equal to the annual average of the best consecutive five years’ salary in the last ten years prior to retirement plus the average of the best five years’ variable cash incentive in the last ten years prior to retirement, up to specified dollar limits. These limits provide an appropriate control on absolute pensionable earnings used in the calculation of pension benefits. The current limits on final average earnings are $1,877,750 for the Chief Executive Officer and amounts between $500,000 and $913,500, depending upon position, for other officers at the level of Executive Vice-President and above. Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time. Pension payments are made over the life of the executive. In the event of death, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are available on an actuarially equivalent basis. Officers at the level of Executive Vice-President and above who had made contributions to the CIBC Pension Plan will receive an additional pension equivalent to the value of their accumulated contributions with interest.

        Certain of these officers have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation. Past service awards of 10 years were granted as at October 31, 2004 to Mr. McCaughey and Mr. Woods and an award of 7.5 years of service was granted to Ms. Baxendale as at October 31, 2005. These awards are included in the years of credited service set out below. The value of these awards for Mr. Woods and Ms. Baxendale will vest and be recognized for compensation purposes over a period of four years and three years respectively.

        The following pension benefit chart shows the annual pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown include the pension payable from the CIBC Pension Plan, before reduction for Canada/Quebec Pension Plan benefits and do not include any amount payable for an executive’s accumulated contributions with interest. The chart assumes retirement occurs at age 61 (or age 55 for Mr. McCaughey), the earliest age at which these officers can retire with an unreduced pension.

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Annual pension benefit

Final Average Earnings	Years of Service

($)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)

300,000	90,000	120,000	150,000	180,000	210,000

400,000	120,000	160,000	200,000	240,000	280,000

500,000	150,000	200,000	250,000	300,000	350,000

600,000	180,000	240,000	300,000	360,000	420,000

700,000	210,000	280,000	350,000	420,000	490,000

800,000	240,000	320,000	400,000	480,000	560,000

900,000	270,000	360,000	450,000	540,000	630,000

1,000,000	300,000	400,000	500,000	600,000	700,000

1,250,000	375,000	500,000	625,000	750,000	875,000

1,500,000	450,000	600,000	750,000	900,000	1,050,000

1,750,000	525,000	700,000	875,000	1,050,000	1,225,000

2,000,000	563,325	751,100	938,875	1,126,650	1,314,425

        For purposes of computing their annual pension benefits, pensionable service (credited years of service) as of October 31, 2005 was 12.8 years for Mr. McCaughey, 16.3 years for Mr. Woods, 0.2 years for Mr. McGirr and 13.6 years for Ms. Baxendale. Mr. McGirr has an additional 21.5 years of service as a member of a CIBC pension plan that is not covered for SERP purposes. For Mr. McCaughey, in recognition of his appointment to President and Chief Executive Officer and of past service with a CIBC-acquired organization, an additional 1.7 years of pension service credit will vest on August 1, 2006 and on subsequent anniversary dates of Mr. McCaughey’s appointment, up to a maximum of 11.9 years, in addition to ongoing credited service earned through continued employment. For Mr. Hunkin, pensionable service at the date of retirement was 35 years (maximum credited service under the SERP).

        Some officers covered under the retirement arrangements of CIBC World Markets Inc., including Mr. Shaw, are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplemental executive pension benefits from CIBC.

Supplemental disclosure on pension arrangements

Pension and SERP benefits are considered an integral part of the overall total compensation for executives, including the NEOs. Entitlements under the SERP are subject to compliance with certain non-solicit and non-compete conditions. In considering the value of pension benefits provided to the executives, the Committee considers the annual pension service cost, the accrued liability associated with the pension and the annual pension that would be available to the individual upon retirement. The following table illustrates changes in the accrued liability from October 31, 2004 to October 31, 2005, including the annual pension service cost for the 2005 fiscal year for the NEOs (excluding Mr. Shaw who is not a participant in the SERP), calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for the financial year ending October 31, 2005, in accordance with generally accepted accounting principles, and includes the impact of the SERP past service awards described above.

Name	Accrued Pension Liability at October 31, 2004(1) ($)	2005 Service Cost(1) ($)	Other Compensation-related Change in Liability in 2005(2) ($)	Other Change in Liability in 2005(3) ($)	Accrued Pension Liability at October 31, 2005(1) ($)

G.T. McCaughey	1,421,000	177,000	7,303,000	199,000	9,100,000

T.D. Woods	2,217,000	149,000	0	192,000	2,558,000

S.R. McGirr	338,000	41,000	0	148,000	527,000

S.A. Baxendale	200,000	66,000	804,000	92,000	1,162,000

Notes:

(1)	Pension service cost is the value of the projected pension earned for the year of service credited for the 2005 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to October 31, 2004 or October 31, 2005 as indicated, including the additional years of service granted to Mr. McCaughey in connection with his appointment as President and Chief Executive Officer. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements, in accordance with generally accepted accounting principles. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The current limits on final average earnings are $1,877,750 for the President and Chief Executive Officer and $913,500 for other NEOs. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(2)	The other compensation-related change in the obligation includes the impact of promotions and plan amendments or service awards including, for Mr. McCaughey, an amount of $1,780,000 related to the higher SERP compensation limit applicable to past service upon his promotion to President and Chief Executive Officer, an amount of $1,099,000 related to a change in his employment contract to permit retirement with an unreduced pension at age 55 (this value to be earned at retirement after age 55) and an amount of $4,424,000 related to the grant of an additional 11.9 years of service (to vest with future service over 7 years beginning August 1, 2006), and for Ms. Baxendale, an amount of $98,000 related to the higher SERP compensation limit applicable on promotion to the position of Senior Executive Vice-President, Retail Markets and $706,000 in respect of an award of 7.5 years of credited service.

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(3)	Other changes in obligation include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. The most significant change for the 2005 fiscal year relates to the reduction in the applicable discount rate from 6.25% to 5.25%.

Assuming the executive retires at age 61, each executive will be entitled to an annual pension as follows upon retirement:

Annual Pension Available at Age 61(1)

G.T. McCaughey	$1,314,425	(2)

T.D. Woods	$ 441,525

S.R. McGirr	$ 261,040

S.A. Baxendale	$ 589,938

Notes:

(1)	Represents the estimated annual pension that would be received, assuming the individual retires at age 61 and that final average earnings at age 61 will be at or above the applicable maximum SERP covered compensation limit.

(2)	Mr. McCaughey is eligible to retire with an unreduced pension, estimated at $1,056,000 annually, upon retirement at age 55.

        As a result of his retirement from the Chief Executive Officer position on August 1, 2005 after 35 years of service, Mr. Hunkin began receiving a pension benefit in August 2005 of $1,325,358 per annum. Since Mr. Hunkin had not yet reached age 61 at his retirement, he would have received a reduction of approximately 3% in this benefit equal to an annual amount of $40,000. However, because of Mr. Hunkin’s long service, the Committee approved a waiver of this reduction. The accrued obligation for Mr. Hunkin’s pension as at the date of his retirement was $19,382,000.

        Mr. Hunkin was entitled to certain CEO perquisites for his lifetime post-retirement. However, Mr. Hunkin will not receive these perquisites, other than limited access to certain office facilities and services for a two-year transition period, and will instead receive an annual payment of $100,000 during his retirement, with the same survivorship provisions as the SERP. The first payment will be made in August 2006.

Employment contracts

Mr. McCaughey, the President and Chief Executive Officer, entered into an employment agreement (the Agreement) with CIBC effective August 1, 2005. It provides for an annual salary of $1,000,000, which the Board may increase.

        The Agreement provides for a significant change from the practice followed by other public companies, and previously followed by CIBC, for determining annual CEO incentive compensation. Mr. McCaughey’s variable cash and equity incentives (excluding options) for a fiscal year are to be determined by the MRCC at the end of the next fiscal year. This determination will be based on the achievement of personal objectives and performance objectives for CIBC established by CIBC for the fiscal year, the financial performance of CIBC, including in comparison to the other four major Canadian banks for such year, and other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices. The annual variable compensation may be allocated by CIBC in cash and equity incentives (such as RSAs and PSUs).

        Mr. McCaughey has agreed to comply with CIBC’s share ownership guidelines of six times his annual salary during the term of his employment, and in addition, upon his retirement, and, in certain circumstances, if he should resign from employment with CIBC prior to attaining the age of 55, for a two-year period.

        Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, subject to performance-vesting conditions relating to CIBC total shareholder return. Mr. McCaughey was also granted additional service of 1.7 years for each year of service commencing August 1, 2006 to a maximum of 11.9 years for SERP purposes, in addition to ongoing credited service earned through continued employment.

        If Mr. McCaughey is terminated without cause, he is entitled to receive a payment in lieu of notice equal to two times his annual base salary and three-year average annual variable cash incentive. Mr. McCaughey may, in the alternative, receive his entitlements as may be available under common law. His unvested RSAs will vest and options will be eligible to vest over a two-year period from the date of termination. If Mr. McCaughey has attained the age of 53 at a time when he is terminated without cause, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later. Mr. McCaughey’s entitlements under the SERP are subject to his compliance with certain non-solicit and non-compete conditions.

        If Mr. McCaughey retires from CIBC after attaining the age of 55, he is entitled to an unreduced pension under the SERP. In these circumstances, his outstanding RSAs and options continue to be eligible to meet time and performance-based vesting conditions subject to the additional conditions that Mr. McCaughey provides a minimum of three months’ notice of resignation, he continues to comply with the non-compete and non-solicit provisions described above, and there is no material adverse subsequent event relating to a prior period during which he served as President and Chief Executive Officer. For this purpose, material adverse subsequent event is defined as a material negative restatement of annual financial statements for a prior period during which Mr. McCaughey served as CEO or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss. If there is a change of control and Mr. McCaughey’s employment is terminated under the change of control policy, Mr. McCaughey may receive the benefits under that policy (see below) and he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later.

Change of control arrangements

CIBC has entered into change of control contracts with certain senior officers of CIBC, including each of the NEOs. Each contract

34     CIBC    PROXY CIRCULAR

is in place for as long as the NEO holds his or her respective position. The contracts provide for severance payments to be made to the Named Executive Officer where a change of control, as defined in the contract, occurs and, within 24 months after the change of control occurs (the coverage period), the executive is terminated without cause or resigns for reasons specified under the contract. Each NEO is entitled to a severance benefit of two times annual salary and variable cash incentive or such greater amount as they may be entitled to under any employment contract or common law. In addition, the contracts provide for a cash settlement to cover benefits that would otherwise be payable during the severance period or such greater amount as they may be entitled to under an employment contract or common law. Upon a change of control, and subsequent termination, all deferred variable equity incentives will become vested and exercisable. Similarly, upon a change of control and subsequent termination, pension arrangements will be vested.

Total compensation including incentive awards

The following tables show 2003, 2004, and 2005 fiscal year total compensation including incentive awards as determined by the Committee for each NEO. In particular, for those executives who received SERP past service awards in the 2004 or 2005 fiscal years, the tables present both the actual annual variable cash incentives and equity incentives that were made, as well as the variable incentive awards that would have been received according to CIBC’s executive compensation policies had they not been reduced because of SERP past service awards.

        While pension benefits are not paid or awarded on an annual basis, CIBC also views the annual value of the retirement income plans including SERP to be an integral portion of the overall compensation program. Information on the annual pension service cost is shown in the table below. Information on the accrued liability and annual pension available at retirement has been disclosed in the Supplemental Disclosure on Pension Arrangements section on page 33.

J.S. Hunkin Chief Executive Officer (Retired)	2005 ($)	2004 ($)	2003 ($)

Variable Cash
Annualized Base Salary(1)	750,000	1,000,000	900,000
Variable Cash Incentive	Nil	3,050,000	3,450,000
Total Variable Cash	750,000	4,050,000	4,350,000
Variable Equity Incentives
Restricted Share Awards(2)	3,000,000	4,207,500	3,150,000
Stock Options(3)	Nil	742,500	Nil
Retirement Special Incentive Plan(4)	Nil	Nil	2,870,249
Total Variable Equity Incentives	3,000,000	4,950,000	6,020,249
Total Compensation Including
Incentive Awards	3,750,000	9,000,000	10,370,249
Annual Pension Service Cost(5)	323,000	343,000	319,000
Total	4,073,000	9,343,000	10,689,249

Notes:

(1)	Based on an annual base salary rate at the end of each fiscal year. The base salary for 2005 reflects 9 months’ salary as Mr. Hunkin retired on July 31, 2005.

(2)	Amounts shown represent grants made under the RSA Plan. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis. The RSAs granted for the 2005 fiscal year will be forfeited if the weighted average common share price of CIBC shares over a period of twenty consecutive trading days does not reach $90.00 within three years.

(3)	No option award was made in the 2003 or the 2005 fiscal years. For the 2004 fiscal year, represents the Black-Scholes value of 50,560 options granted under ESOP at an option price of $73.10. Awards vest one-quarter per year, starting on the first anniversary of the grant date. The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used, and therefore the figures may not be directly comparable across companies.

(4)	Represents the dollar value at the time of conversion of 5,000 units in RSIP earned and awarded in 2000, converted into RSIP DSUs in the years shown, and vested on October 31, 2003 upon certain long-term performance criteria being met. RSIP DSUs earn dividend equivalents that are reinvested into additional RSIP DSUs. For 2003, the amount represents 55% of the allocated gains from the 2002 fiscal year. The remaining 45% of the gains from 2002 were attributed to 2002. After his retirement, RSIP DSUs that were previously earned and vested were distributed to Mr. Hunkin in the form of common shares in accordance with the terms of the RSIP Plan. The RSIP DSUs shown above for 2003 were included in the total amount distributed to Mr. Hunkin after his retirement, which is disclosed under “LTIP Payouts” in the Summary Compensation Table on page 28.

(5)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements, in accordance with generally accepted accounting principles. The amount for 2005 reflects 7 months of service at which point Mr. Hunkin reached the 35 years maximum credited service under the Plan.

CIBC    PROXY CIRCULAR    35

	2005(1)	2004		2003

G.T. McCaughey President and Chief Executive Officer	($)	Before SERP Past Service Award ($)	Including SERP Past Service Award ($)	($)

Variable Cash
Annualized Base Salary(2)	1,000,000	500,000	500,000	500,000
Variable Cash Incentive	TBD	3,250,000	2,587,229	2,000,000
Total Variable Cash	1,000,000	3,750,000	3,087,229	2,500,000
Variable Equity Incentives
Restricted Share Awards(3)	TBD	3,187,500	2,624,144	450,352
Performance Share Units(4)	TBD	Nil	Nil	Nil
Stock Options(5)	2,061,500	562,500	463,084	540,474
Retirement Special Incentive
Plan(6)	Nil	Nil	Nil	2,009,174
Total Variable Equity
Incentives	2,061,500	3,750,000	3,087,228	3,000,000
SERP Past Service Award(7)	Nil	Nil	1,325,543	Nil
Total Compensation
Including Incentive Awards	3,061,500	7,500,000	7,500,000	5,500,000
Annual Pension Service Cost(8)	177,000	95,000	95,000	61,000
Total	3,238,500	7,595,000	7,595,000	5,561,000

Notes:

(1)	In accordance with Mr. McCaughey’s employment agreement, the determination of his variable incentives (excluding options) will be in December 2006. As such, the compensation shown for the 2005 fiscal year currently reflects only salary, the one-time special option grant, and the annual pension cost.

(2)	Reflects the annual base salary rate at the end of each fiscal year.

(3)	Amounts shown represent grants made under the RSA Plan. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(4)	Represents the value at grant date of the PSU award made for the 2005 fiscal year. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU. The number of PSUs vesting will range between 75% and 125% of the number initially awarded depending on CIBC’s ROE performance relative to the other four major Canadian banks.

(5)	For 2003, represents the Black-Scholes value of 50,000 options granted under ESOP at an option price of $43.10. For 2004, represents the Black-Scholes value of 31,535 options granted under ESOP at an option price of $73.10. All awards vest one-quarter per year, commencing on the first anniversary of the grant date. For 2005, represents the Black-Scholes value of 250,000 performance vesting options granted at an option price of $70.00 at the date of grant. The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used, and therefore the figures may not be directly comparable across companies.

(6)	Represents the dollar value at the time of conversion of 3,500 units in RSIP awarded in 2000, converted into RSIP DSUs in the years shown, that vested on October 31, 2003 upon certain long-term performance criteria being met. RSIP DSUs will be distributed in the form of CIBC common shares upon retirement or termination of employment with CIBC. RSIP DSUs earn dividend equivalents that are reinvested into additional RSIP DSUs. For 2003, the amount represents 55% of the allocated gains from the 2002 fiscal year. The remaining 45% of the gains from 2002 were attributed to 2002.

(7)	For the 2004 fiscal year, represents the reduction in other compensation paid in light of the SERP past service award of 10 years of service, calculated on an economic value basis. This reduction was applied 50% to variable equity incentives and 50% to variable cash incentives.

(8)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements, in accordance with generally accepted accounting principles.

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	2005		2004		2003

T.D. Woods Senior Executive Vice-President, CFO	Before SERP Past Service Award ($)	Including SERP Past Service Award ($)	Before SERP Past Service Award ($)	Including SERP Past Service Award ($)	($)

Variable Cash
Annualized Base Salary(1)	400,000	400,000	400,000	400,000	400,000
Variable Cash Incentive	Nil	Nil	1,000,000	775,610	800,000
Total Variable Cash	400,000	400,000	1,400,000	1,175,610	1,200,000
Variable Equity Incentives
Restricted Share Awards(2)	1,080,000	810,731	1,190,000	999,268	1,090,824
Performance Share Units(3)	720,000	540,488	Nil	Nil	Nil
Stock Options(4)	Nil	Nil	210,000	176,341	109,176
Total Variable Equity
Incentives	1,800,000	1,351,219	1,400,000	1,175,609	1,200,000
SERP Past Service Award(5)	Nil	448,781	Nil	448,781	Nil
Total Compensation Including
Incentive Awards	2,200,000	2,200,000	2,800,000	2,800,000	2,400,000
Annual Pension Service Cost(6)	149,000	149,000	117,000	117,000	74,000
Total	2,349,000	2,349,000	2,917,000	2,917,000	2,474,000

Notes:

(1)	Reflects the annual base salary rate at the end of each fiscal year.

(2)	Amounts shown represent grants made under the RSA Plan. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)	Represents the value at grant date of the PSU award made for the 2005 fiscal year. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU. The number of PSUs vesting will range between 75% and 125% of the number initially awarded depending on CIBC’s ROE performance relative to the other four major Canadian banks. Represents the value of PSUs granted under the PSU Plan.

(4)	For 2003, represents the Black-Scholes value of 10,100 options granted under ESOP at an option price of $43.10. For 2004, represents the Black-Scholes value of 12,010 options granted under ESOP at an option price of $73.10. All awards vest one-quarter per year, starting on the first anniversary of the grant date. No option grant was made for the 2005 fiscal year. The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used, and therefore the figures may not be directly comparable across companies.

(5)	For the 2005 and 2004 fiscal years, represent the reduction in other compensation paid in light of the SERP past service award in fiscal 2004 of 10 years of service, calculated on an economic value basis. This reduction was applied 50% to variable equity incentives and 50% to variable cash incentives in fiscal 2004 and 100% to variable equity incentives in fiscal 2005. The value of the past service award for Mr. Woods will vest and be recognized for compensation purposes over a period of four years beginning with 2004.

(6)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements, in accordance with generally accepted accounting principles.

B.G. Shaw Senior Executive Vice-President, Chairman and Chief Executive Officer, CIBC World Markets	2005 ($)	2004 ($)	2003 ($)

Variable Cash
Annualized Base Salary(1)	350,000	150,000	150,000
Variable Cash Incentive	Nil	4,867,500	5,326,250
Total Variable Cash	350,000	5,017,500	5,476,250
Variable Equity Incentives
Restricted Share Awards(2)	2,640,000	2,982,500	3,023,750
Performance Share Units(3)	1,760,000	Nil	Nil
Stock Options(4)	Nil	Nil	Nil
Total Variable Equity Incentives	4,400,000	2,982,500	3,023,750
Total Compensation Including
Incentive Awards	4,750,000	8,000,000	8,500,000
Annual Pension Service Cost(5)	5,000	5,000	5,000
Total	4,755,000	8,005,000	8,505,000

Notes:

(1)	Reflects the annual base salary rate at the end of each fiscal year.

(2)	Amounts shown represent grants made under the RSA Plan. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)	Represents the value at grant date of the PSU award made for the 2005 fiscal year. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU. The number of PSUs vesting will range between 75% and 125% of the number initially awarded depending on CIBC’s ROE performance relative to the other four major Canadian banks.

(4)	No option grants were made for the 2003, 2004 or 2005 fiscal years.

(5)	Mr. Shaw, given his role with CIBC World Markets, does not participate under the CIBC pension plans or SERP. He is provided with an annual contribution to a registered retirement savings plan of the amount indicated.

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S.R. McGirr Senior Executive Vice-President, Chief Risk Officer	2005 ($)	2004 ($)	2003 ($)

Variable Cash
Annualized Base Salary(1)	350,000	150,000	150,000
Variable Cash Incentive	Nil	3,667,500	3,763,750
Total Variable Cash	350,000	3,817,500	3,913,750
Variable Equity Incentives
Restricted Share Awards(2)	2,040,000	2,182,500	2,086,250
Performance Share Units(3)	1,360,000	Nil	Nil
Stock Options(4)	Nil	Nil	Nil
Total Variable Equity Incentives	3,400,000	2,182,500	2,086,250
Total Compensation Including
Incentive Awards	3,750,000	6,000,000	6,000,000
Annual Pension Service Cost(5)	41,000	16,000	14,000
Total	3,791,000	6,016,000	6,014,000

Notes:

(1)	Reflects the annual base salary rate at the end of each fiscal year.

(2)	Amounts shown represent grants made under the RSA Plan. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)	Represents the value at grant date of the PSU award made for the 2005 fiscal year. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU. The number of PSUs vesting will range between 75% and 125% of the number initially awarded depending on CIBC’s ROE performance relative to the other four major Canadian banks.

(4)	No option grants were made for the 2003, 2004 or 2005 fiscal years.

(5)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements, in accordance with generally accepted accounting principles.

	2005		2004	2003

S.A. Baxendale Senior Executive Vice- President, Retail Markets	Before SERP Past Service Award ($)	Including SERP Past Service Award ($)	($)	($)

Variable Cash
Annualized Base Salary(1)	450,000	450,000	350,000	250,000
Variable Cash Incentive	Nil	Nil	1,133,750	808,750
Total Variable Cash	450,000	450,000	1,483,750	1,058,750
Variable Equity Incentives
Restricted Share Awards(2)	1,410,000	1,184,741	863,812	598,288
Performance Share Units(3)	940,000	789,828	Nil	Nil
Stock Options(4)	Nil	Nil	152,438	92,962
Total Variable Equity Incentives	2,350,000	1,974,569	1,016,250	691,250
SERP Past Service Award(5)	Nil	375,431	Nil	Nil
Total Compensation Including Incentive Awards	2,800,000	2,800,000	2,500,000	1,750,000
Annual Pension Service Cost(6)	66,000	66,000	35,000	19,000
Total	2,866,000	2,866,000	2,535,000	1,769,000

Notes:

(1)	Reflects the annual base salary rate at the end of each fiscal year.

(2)	Amounts shown represent grants made under the RSA Plan. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)	Represents the value at grant date of the PSU award made for the 2005 fiscal year. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU. The number of PSUs vesting will range between 75% and 125% of the number initially awarded depending on CIBC’s ROE performance relative to the other four major Canadian banks.

(4)	For 2003, represents the Black-Scholes value of 8,600 options granted under ESOP at an option price of $43.10. For 2004, represents the Black-Scholes value of 10,380 options granted under ESOP at an option price of $73.10. All awards vest one-quarter per year, commencing on the first anniversary of the grant date. No option grant was made for the 2005 fiscal year. The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used, and therefore the figures may not be directly comparable across companies.

(5)	For the 2005 fiscal year, represent the reduction in other compensation paid in light of the SERP past service award of 7.5 years of service, calculated on an economic value basis. This reduction is applied 100% to variable equity incentives. The value of the past service award for Ms. Baxendale will vest and be recognized for compensation purposes over a period of three years.

(6)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements, in accordance with generally accepted accounting principles.

38     CIBC    PROXY CIRCULAR

OTHER INFORMATION

Indebtedness of directors and executive officers

The following table sets out the indebtedness outstanding to CIBC or its subsidiaries incurred by directors, proposed directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness as defined by Canadian securities laws.

Indebtedness of Directors(1) and Executive Officers(2) under
(1) Securities Purchase and (2) Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During fiscal year ended 31.10.05(3) ($)		Amount Outstanding as at 5.12.05(3) ($)		Financially Assisted Securities Purchases During fiscal year ended 31.10.05 (#)	Security for Indebtedness(4) (#)	Amount Forgiven During fiscal year ended 31.10.05 ($)

Securities Purchase Programs
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender		817,793		776,100	Nil	12,400	—
Other Programs(5)
G.H. Denham, former Vice-Chair(6)	CIBC as lender	(US)	573,844	(US)	511,488	—	—	—
W.C. Fox, former Vice-Chair(7)	CIBC as lender	(US)	2,295,392	(US)	2,045,967	—	—	—
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	(US)	1,147,689	(US)	1,022,978	—	—	—
S.R. McGirr, Senior Executive Vice-President	CIBC as lender	(US)	3,443,086	(US)	3,068,951	—	—	—
B.G. Shaw, Senior Executive Vice-President	CIBC as lender	(US)	3,416,215	(US)	3,042,061	—	—	—
R.E. Venn, Senior Executive Vice-President	CIBC as lender	(US)	4,590,761	(US)	4,091,915	—	—	—
T.D. Woods, Senior Executive Vice-President	CIBC as lender	(US)	1,147,689	(US)	1,022,978	—	—	—

Notes:

(1)	Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms (including interest rate and security) as a loan made to other clients of CIBC with comparable credit ratings and involve no more than usual risks of collectability. These loans are considered “routine indebtedness” under Canadian securities law and are not reportable.

(2)	“Executive Officer” means: a chair, vice-chair, president, a vice-president in charge of a principal business unit, division or function (including sales, finance or production), and an officer of CIBC or any of its subsidiaries who performed a policy-making function for CIBC, or any other individual who performed a policy-making function for CIBC.

(3)	Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

(4)	The number of CIBC common shares that were held by CIBC as security as at December 5, 2005.

(5)	Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. This participation offer was made to executive officers in 2000. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee’s interest in the fund. Approximately one-half of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada).

(6)	As of April 12, 2005, Ms. Denham was not an executive officer or employee of CIBC or its subsidiaries.

(7)	As of September 1, 2005, Mr. Fox was not an executive officer or employee of CIBC or its subsidiaries.

CIBC    PROXY CIRCULAR    39

The following table sets out the aggregate indebtedness as at December 5, 2005 to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities laws.

Aggregate indebtedness outstanding

	To CIBC or
	its Subsidiaries as at
	5.12.05
Purpose	($)	To Another Entity

Securities Purchase Indebtedness	776,100	—

Other Indebtedness	(US) 140,305,976	—

Governance framework – continuing enhancements

Comprehensive policies and procedures comprise the corporate governance framework at CIBC, assisting both management and the Board in fulfilling their obligations to CIBC and its shareholders. An overview of CIBC’s governance framework is set out in Schedule ‘‘B’’.

     As governance requirements and best practices evolve, the Board and management continue to strengthen governance at CIBC. Important governance achievements are described in CIBC’s 2005 Annual Accountability Report on pages 165 to 171, which was mailed to shareholders with this Circular and is also available at www.cibc.com and at www.sedar.com. Recent key governance developments are set out below:

Shareholder voting in director election – During 2005, the Board amended its Director Tenure Policy to require a director’s resignation when the director receives more ‘‘withheld’’ votes than ‘‘for’’ votes in an uncontested election. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. See Schedule ‘‘B’’, ‘‘Statement of Corporate Governance Practices – Director tenure’’ for more detailed information.

Executive compensation – The Board approved a new compensation model for the Chief Executive Officer where any incentive compensation for a fiscal year (excluding options) would be approved by the Board at the end of the next year. Additional information is set out in this Circular at page 34.

Board committee reporting to shareholders – CIBC enhanced its disclosure in this Circular by including reports from each of its four Board committees. (See pages 11 to 15.) These reports highlight each committee’s membership, mandate, key achievements during 2005 and other reports the committee is either required or encouraged by regulators to provide.

Management’s report on internal control over financial reporting – For the second year, CIBC voluntarily included in its 2005 Annual Accountability Report, management’s report on internal control over financial reporting under section 404 of the U.S. Sarbanes-Oxley Act of 2002 and an attestation by CIBC’s external auditors regarding management’s report.

Directors and Officers Liability Insurance

Effective November 1, 2005, CIBC purchased at its expense a Directors and Officers Liability Insurance policy that protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2006. There is no deductible. The annual premium for this policy is approximately $6.5 million.

Availability of information

You may request a copy of the following documents, at no charge, from Corporate Secretary’s Division, CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2:

(1)	CIBC’s Annual Information Form for the year ended October 31, 2005 along with copies of pages incorporated from CIBC’s 2005 Annual Accountability Report;

(2)	CIBC’s comparative annual financial statements for the year ended October 31, 2005 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

(3)	CIBC’s annual management discussion and analysis (MD&A) for the year ended October 31, 2005 and any subsequent interim MD&A; and

(4)	this Circular.

     These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in the comparative financial statements and MD&A.

Communicating with the Board

Shareholders who would like to communicate with the Board should direct their communications to: William A. Etherington, Chairman of the Board, CIBC, c/o Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.

Directors’ approval
The Board has approved the contents and sending of this Circular to the shareholders.

Michelle Caturay

Vice-President, Corporate Secretary
and Associate General Counsel
January 5, 2006

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SCHEDULE ‘‘A’’

SHAREHOLDER PROPOSALS

The following four proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

     Proposal No. 1 has been submitted by Mr. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, telephone: 519-574-0252, e-mail: bobverdun@rogers.com.

     Proposal Nos. 2 and 3 have been submitted by the Shareholder Education and Advocacy Movement, 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3, telephone: 514-286-1155, e-mail: admin@medac.qc.ca.

PROPOSAL NO. 1
Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of CIBC

In 2004, in response to a Proposal from this Shareholder, CIBC’s proxy circular included the clear statement ‘‘that the Bank affirms its commitment to industry-leading standards of governance’’ and that ‘‘corporate governance practices must be subject to constant review and improvement’’. Industry standards now demand that all corporate officers and directors be untainted by scandalous, unethical behaviour. The Shareholders therefore recommend that the 2004 commitment be further affirmed with a specific requirement that no one is eligible to serve as a Director of the Bank who has been implicated in any judicial proceeding that results in a finding of unethical activity or behaviour. It is not necessary for the individual to be personally named in the judicial proceeding for this policy to apply. Chief executives must be held ultimately responsible for their corporation’s actions, and bear the burden for corporate behaviour that is found to be unethical through court proceedings or a judicial inquiry. The Shareholders of CIBC do not want this Bank to make the same mistake as Bank of Montréal, which recruited Robert Astley as a Director, despite a serious scandal that occurred at Clarica Life Insurance Company under Mr. Astley’s leadership as its Chief Executive Officer.

Mr. Verdun has submitted the following statement in support of his proposal:

Clarica, prior to its purchase by Sun Life Financial Inc., funded leasing deals for MFP Financial Inc., the subject of judicial inquiries in Toronto and Waterloo, Ontario. RIM Park is the largest project in the history of the City of Waterloo. MFP offered financing under 5%, obtained funds from Clarica at 7.6%, and then charged the City more than 9%. Employees of Clarica knew that the City was being misled, and that Clarica was profiting by lending at above-market rates. The inquiry found that the City was the victim of a ‘‘bait and switch’’ by MFP, and that Clarica was ‘‘unethical’’ for ignoring ‘‘red flags’’ while serving as MFP’s only source of about $50-million. Clarica was ‘‘the only game in town’’ and could easily have stopped the scam. The judge stated that ‘‘in ethical terms, Clarica had put its business relationship with MFP ahead of its duty to the City,’’ and cited Clarica for ‘‘abdication of appropriate due diligence.’’ The judge did not have a mandate to name names at Clarica, but determined that this ‘‘unethical’’ decision had been made at the highest level in Clarica, whose CEO throughout was Robert Astley, now a Director of Bank of Montréal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board agrees that its directors should have high ethical standards and has adopted policies and procedures, which address the behaviour, ethics and tenure of a director. CIBC’s Code of Ethics for Directors codifies a standard of conduct by which all CIBC directors are expected to abide. The code stresses that: ‘‘The financial services industry in which CIBC operates is built on the highest level of trust. Integrity is a cornerstone of our business. Directors must act honestly and fairly and exhibit high ethical standards in their dealings with all Stakeholders. Engaging in dishonest or unethical activity negatively affects CIBC. It erodes client trust and may weaken our reputation within the community. Involvement or even attempted involvement in dishonest activity is unacceptable and may result in disciplinary action, up to and including removal from the Board of Directors.’’ The Code of Ethics is available at www.cibc.com. CIBC’s Director Tenure Policy provides guidance to the Corporate Governance Committee on factors to consider when making a recommendation to the Board to put forward an existing director for re-election or a new candidate for election. Before making a recommendation on an existing director, the Committee reviews, among other things, the director’s compliance with the Code of Ethics. Before recommending a new candidate for appointment or election as director, the Committee makes arrangements to conduct a background check on the candidate and assess any potential conflicts, independence concerns or disclosure issues the candidate might have. The Board believes these policies and procedures adequately address Mr. Verdun’s proposal and no further affirmation is necessary. For more information, please see Schedule ‘‘B’’, ‘‘Statement of Corporate Governance Practices’’ under the headings: ‘‘Director nomination process’’, ‘‘Director tenure’’, and ‘‘Code of Conduct and Code of Ethics’’.

PROPOSAL NO. 2
It is proposed that the Bank include in its annual report the financial statements of its subsidiaries in tax havens.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal:

In the interest of transparency and in compliance with the shareholders’ right to information, the federal legislator has given shareholders the right to review the financial statements of the Bank’s subsidiaries (section 310(2)). By maintaining numerous

CIBC    PROXY CIRCULAR    41

subsidiaries in tax havens, the Bank deprives the Federal Government and the Federated States of substantial revenues thus withheld from benefiting our citizens. This has become a public issue across Canada. Publication by the Bank of the financial statements of its subsidiaries in microstates will enable shareholders to judge the nature of the transactions performed there and to form a fully informed opinion of the bank’s activities in these hotbeds of drug money laundering, tax evasion and tax fraud.

     The argument given by the Bank so far to justify its presence in tax havens is patronizing, evasive and unconvincing. It should be reviewed and rebalanced by the judgement of shareholders, institutional investors, asset managers or pension fund managers, all of whom are concerned about the interests of the Bank and those financing it.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Office of the Superintendent of Financial Institutions has access to the financial statements of all CIBC’s subsidiaries. In addition, Canada Revenue Agency, through the operation of the Income Tax Act, receives annual information including financial statements of CIBC’s foreign subsidiaries. As a result, there is full transparency with the Canadian regulatory authorities on this matter. CIBC does not facilitate or condone drug money laundering, tax evasion or tax fraud. CIBC complies with the requirements of tax, money laundering, and other laws of all of the countries within which it carries on business and follows strict procedures under its Global Reputation and Legal Risk Policy. The Board believes this addresses the substance of the proposal from the Shareholder Education and Advocacy Movement.

PROPOSAL NO. 3
It is proposed that any increase in the compensation of senior executives including stock options, pensions and severance packages be first submitted to shareholders for approval before coming into effect.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal:

Executive compensation and other conditions of employment, departure or retirement have reached gigantic proportions, scandalizing a growing number of shareholders, who are always presented with a fait accompli without being able to comment on the relevance or soundness of the decisions made by the board of directors. This is neither fair nor reasonable, nor does it follow sound business management principles. At worst, current practices are offensive to shareholders by depriving them of their right to review and approve the recommendations of their board of directors.

     It is time for shareholders and their proxies to stop being dismissed and exploited in the course of the business of the financial institutions that they support with their own money. They are the ones taking risks, not the executives with the fat salaries in charge of managing the business.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Management Resources and Compensation Committee (MRCC), a subcommittee of the Board, as part of its mandate, has the responsibility for oversight of senior executive compensation. The MRCC conducts a rigorous and detailed review of CIBC’s performance and the appropriate compensation to be paid for performance. This review results in both increases and decreases to compensation awards based on a balanced scorecard assessment of performance. The Committee receives advice from its own executive compensation consultant in making judgments concerning the competitive marketplace for talent and in assessing appropriate relationships between compensation and performance. Finally, its recommendations are reviewed by the full Board of Directors, and final decisions are presented in a transparent manner to shareholders. (For details of this year’s compensation disclosure, please see the ‘‘Report on Executive Compensation’’ beginning on page 20.)

     Mr. Robert Verdun, telephone: 519-574-0252, e-mail: bobverdun@rogers.com, withdrew a proposal on calculating and reporting a cost of management ratio based on CIBC’s disclosure and commitments. CIBC is committed to transparent disclosure of compensation decisions and to the principle of competitive compensation that is tied to performance. This commitment has been demonstrated in CIBC’s enhanced disclosure of executive compensation. This year, CIBC further enhanced its executive compensation disclosure by including a ‘‘Pay for Performance’’ graph that explicitly relates Named Executive Officer compensation to key CIBC performance metrics. (See page 27.) It is important for a cost of management ratio to be comparable among companies and to adequately address differences created by a management team’s size, background, experience and skill set. Therefore, there is a need for consistent rules in calculating and reporting a cost of management ratio. CIBC has undertaken, on a best efforts basis, to work with other interested institutions and organizations to develop reasonable standards for calculating and reporting a cost of management ratio or other measure that will assist in the transparent disclosure of competitive compensation that is tied to performance.

42    CIBC    PROXY CIRCULAR

SCHEDULE ‘‘B’’

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC’s statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its shareholders. This statement has been reviewed by the Corporate Governance Committee and approved by the Board.

1. Governance structure

This diagram provides a snapshot of CIBC’s governance structure.

2.    Key governance documents

There are many guidelines, policies and procedures that support the governance framework at CIBC. The following Board approved documents are reviewed annually and constitute key components of CIBC’s governance framework. They are available at www.cibc.com.

• Statement of Corporate Governance Practices	• Mandates of the Board Committees
• Board of Directors Independence Standards	• Mandate of a Committee Chair
• Mandate of the Board of Directors	• Code of Ethics for Directors
• Mandate of the President and Chief Executive Officer	• Code of Conduct for Employees
• Mandate of the Chairman of the Board of Directors

3.    Compliance with governance requirements

The policies and procedures of CIBC’s Board and management foster compliance with governance rules and best practices. New York Stock Exchange (NYSE) governance rules require CIBC to disclose any significant differences between its governance practices and the NYSE governance rules. For the approval of equity compensation plans, there is a significant difference. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market at fair value. CIBC complies with the Toronto Stock Exchange (TSX) rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares.

4. Board responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board (directly and through its committees and the Chairman of the Board) provides direction to senior management (through the Chief Executive Officer) to pursue the best interests of CIBC. The Mandate of the Board of Directors sets out the key responsibilities of the Board in fulfilling its stewardship role and includes duties relating to:

  Strategic planning – The Board reviews and approves CIBC’s strategic planning process and annual strategic plan in light of management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

  Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

  Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning process for the Chief Executive Officer and key senior management positions.

  Corporate governance – The Board (with assistance from the Corporate Governance Committee and the Risk Management Committee) reviews CIBC’s approach to corporate governance, director independence, CIBC’s Code of Ethics and Code of Conduct, and policies relating to reputation and legal risk.

  Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

  Communications – The Board reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback and material changes to CIBC’s disclosure policy.

  Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

  Director development and evaluation – The Board (with assistance from management, the Chairman of the Board and the committees) develops director orientation programs and continuing development programs for directors and (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

CIBC    PROXY CIRCULAR    43

     The Mandate of the Board of Directors is reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the Board’s responsibilities, the Mandate of the Board of Directors is available at www.cibc.com and www.sedar.com and is incorporated by reference.

5.    Director qualifications

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which addresses qualifications, number of directors, affiliation of directors and Canadian residency requirements. The qualification standards of CIBC’s Board are also affected by the requirements and guidelines of the Canadian Securities Administrators (CSA), the NYSE and the U.S. Sarbanes-Oxley Act of 2002.

6.    Director independence

The Board achieves independence in accordance with regulatory requirements and best practices using the tools outlined below. These standards are available at www.cibc.com.

Independence standards – The Board has independence standards, which require a substantial majority of its directors to be independent.

Who is covered?   The independence standards apply to the Board’s four committees. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional criteria outlined in that committee’s mandate.

How does the Board determine independence?   A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A ‘‘material relationship’’ is a relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Affiliated Persons Regulations under the Bank Act, the NYSE corporate governance rules and the CSA corporate governance guidelines. The Board makes a determination concerning the independence of a director each year at the time the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. If a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

What are the results of the Board’s most recent independence determination?   The Board determined the independence of the most recent director nominees. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 16 of the 18 nominees proposed for election as directors have no material relationship withCIBC and are therefore independent. The Board determined that each of the following are independent: Brent S. Belzberg, Jalynn H. Bennett, Gary F. Colter, William L. Duke, Ivan E.H. Duvar, William A. Etherington, Margot A. Franssen, Gordon D. Giffin, Linda S. Hasenfratz, Pat M. Hayles, John S. Lacey, John P. Manley, Charles Sirois, Stephen G. Snyder, Cynthia M. Trudell and Ronald W. Tysoe. The Board determined that Gerald T. McCaughey is not independent because he is the President and Chief Executive Officer of CIBC and James A. Grant is not independent because of payments for legal services billed to CIBC by the law firm of which he is a partner.

  Common board memberships – The Board does not limit the number of its directors who sit on the same board of another public company but believes disclosure of common board memberships is important. Common board memberships among CIBC’s directors are set out below:

Jalynn H. Bennett	Director	Nortel Networks Corporation,
John P. Manley	Director	Nortel Networks Limited

Gordon D. Giffin	Director	TransAlta Corporation
Stephen G. Snyder	Director and President and Chief Executive Officer

  The Corporate Governance Committee does not believe that these common board memberships impact the ability of the directors to act in the best interests of CIBC.

  Service on other public company audit committees –The Board believes it is important to disclose the participation of its directors on other public company committees. For the most recent director nominees, this disclosure is contained in the biographical information section of CIBC’s Management Proxy Circular for the 2006 annual meeting of shareholders. Under the Audit Committee mandate, a member may not serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

  Mr. Gary Colter, the Chair of CIBC’s Audit Committee is currently an audit committee member at four other public companies. The Corporate Governance Committee reviewed the scope of his other audit committee activities, considered related regulatory requirements, evaluated the demands on Mr. Colter’s time and provided a favourable report to the Board on Mr. Colter’s ability to serve effectively on CIBC’s Audit Committee. Based on this report, and given Mr. Colter’s extensive accounting and financial qualifications and related experience, the Board determined that Mr. Colter’s ability to serve effectively on CIBC’s Audit Committee is not impaired.

  44    CIBC    PROXY CIRCULAR

    Private sessions – The Board and each of its committees enhance independence by conducting sessions without management present. These sessions are arranged for each regularly scheduled meeting and are conducted by the Chairman of the Board at Board meetings and the chair of each committee at committee meetings. In addition, the Chairman of the Board arranges an annual meeting among only the independent directors. He also arranges time at certain regularly scheduled Board meetings for the independent directors only.

    Material interest in transactions – Where a director or executive officer has a material interest in a transaction or agreement (or proposed transaction or agreement) with CIBC, he or she discloses that interest. When the transaction or agreement is considered by the Board, the affected director excuses himself or herself from the meeting at which the transaction or agreement is being considered and does not vote on any resolution to approve that transaction or agreement.

  7.   Director nomination process

  The Corporate Governance Committee acts as the nominating committee and is responsible for recommending candidates for nomination to the Board and establishing competencies and skills for the selection of Board and committee members. There are many considerations that factor into the Committee’s nomination process. This section elaborates on these considerations and the director nomination process.

    Term – Under the Bank Act and CIBC’s By-laws, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years after his or her initial election by shareholders or appointment by directors. However, the Committee has the power to determine that it is in the best interests of CIBC to recommend a director who has served the maximum period for re-election. There is a transition schedule for those directors who were elected at the 2004 annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more.

    Competency matrix – The Committee uses a competency matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge and board experience. This matrix is reviewed and enhanced annually by the Committee to reflect its assessment of the Board’s current needs and CIBC’s strategic priorities. Part of this review entails a self- assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. The matrix helps the Committee identify any gaps and assists the Committee in its search for new candidates.

    External consultant – The Committee has the authority to hire outside consultants to help identify qualified candidates.

    Evergreen director candidate list – The Committee maintains an ‘‘evergreen’’ list of potential director candidates. The Committee reviews recommendations from other directors and members of management and determines whether to add a new candidate’s name to the list.

    Nominating a new director for election – The Committee is responsible for recommending to the Board candidates for election. Before making a recommendation on a new director candidate, the Chairman of the Board and different Committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on CIBC’s Board. The Committee makes arrangements to verify the candidate’s educational background, conduct a background check on the candidate and assess any potential conflicts, independence concerns or disclosure issues the candidate might have.

    Nominating an existing director for re-election – The Committee is responsible for recommending to the Board existing directors for re-election. Before making a recommendation on an existing director, the Committee reviews a number of factors identified in the Board’s Director Tenure Policy, including the director’s:
qualifications under the Bank Act;

age;

material change in employment or board directorships;

capabilities to contribute effectively to the Board and its oversight responsibilities;

compliance with the Code of Ethics;

attendance at regularly scheduled Board and committee meetings; and

length of service on the Board.

Meeting attendance record – Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. CIBC’s Director Tenure Policy encourages a director to attend all meetings of the Board and expects a director to attend at least 75% of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings. Director attendance at Board and committee meetings is disclosed for each fiscal year in CIBC’s Management Proxy Circular.

  CIBC    PROXY CIRCULAR    45

  Former Chief Executive Officer – Under the Board’s Director Tenure Policy, the Chief Executive Officer would not normally be re-elected as a director after ceasing to act as the chief executive officer. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

8. Director tenure

  CIBC reviews its Director Tenure Policy annually. The policy is designed to provide guidance to the Board and the Corporate Governance Committee on the factors affecting the duration of a director’s tenure with the Board. In accordance with the Bank Act and CIBC’s By-laws, a director may be elected by shareholders or appointed by directors for a term that ends at the close of the next annual meeting of shareholders.

    Resignation of a director – The policy requires a director to provide notice of resignation to the Chairman of the Board in certain circumstances. These circumstances include but are not limited to no longer satisfying director qualification requirements under applicable law, a material change in employment, accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC, causing CIBC to incur an irrecoverable loss, or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation would not be part of the decision-making process.

    Retirement age and maximum term – A director retires at the earlier of the age of 70 or having been a director for 15 years since joining the Board. There is a transition period for directors appointed at the 2004 annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more. The Corporate Governance Committee has authority to recommend a director for re- election after the expiry of the 15 year term or reaching 70 if it is in the best interests of CIBC to do so.

    Director voting – A director is required to tender his or her resignation if the director receives more ‘‘withheld’’ votes than ‘‘for’’ votes (‘‘a majority withheld vote’’) at any meeting where shareholders vote on the uncontested election of directors. An ‘‘uncontested election’’ means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s by-laws and the Bank Act.

  9.    The Chief Executive Officer

  The Chief Executive Officer (CEO) must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of the resolutions and policies of the Board. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators. The Mandate of the Chief Executive Officer is reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the CEO’s responsibilities, the Mandate of the Chief Executive Officer is available at www.cibc.com.

  10.    The Chairman of the Board

  The Chairman of the Board is a non-executive director and meets the Board’s independence standards. The primary functions of the Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chairman of the Board sets out the Chairman’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing in-put on potential director candidates, providing feedback to the CEO and communicating with shareholders and regulators. The Mandate of the Chairman of the Board is reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the Chairman’s responsibilities, the Mandate of the Chairman of the Board is available at www.cibc.com.

11. The Board committees
  The Board has four committees. Each committee has a mandate, which is reviewed by the Corporate Governance Committee and considered by the Board for approval every year. Each committee provides a report in CIBC’s Management Proxy Circular highlighting its structure, mandate and significant achievements. The mandate of each committee is available at www.cibc.com.

       The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal controls; monitoring CIBC’s compliance with legal and regulatory

  46    CIBC    PROXY CIRCULAR

  requirements, selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries. The Committee has specific responsibilities relating to CIBC’s financial reports; the external auditors; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on CIBC; and CIBC’s whistle blowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors, the Office of the Superintendent of Financial Institutions Canada and key management members, such as the Chief Financial Officer, the Chief Administrative Officer, the Chief Auditor and the General Counsel.

       The Risk Management Committee has the primary function of assisting the Board in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, balance sheet and liquidity risks; credit delegation; CIBC’s reputation and legal risks policy; and the design, mandate and effectiveness of CIBC’s independent risk management services.

       The Management Resources and Compensation Committee has the primary function of assisting the Board in fulfilling its supervisory responsibilities in relation to CIBC’s human resources policies and practices. The Committee has specific responsibilities relating to reviewing the performance goals of the CEO, reviewing the performance and compensation of the CEO, reviewing the appointment and compensation of other key senior management positions; succession planning for the CEO and other key senior management positions; reviewing CIBC’s compensation principles, policies and plans; fulfilling certain duties relating to CIBC’s pension funds and pension plans; and providing the Report on Executive Compensation in CIBC’s Management Proxy Circular.

       The Corporate Governance Committee has the primary functions of assisting the Board in fulfilling its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC under the Bank Act. The Committee has specific responsibilities in relation to oversight of CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; succession planning process for the CEO and the Chairman of the Board; reviewing compliance with CIBC’s Code of Conduct for Employees and Code of Ethics for Directors; and reviewing policies that impact reputation risk.

       The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual workplan and providing the Board with reports of the committee’s key activities.

       All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee meet the Board’s independence standards. A substantial majority of the members of the Risk Management Committee meet the Board’s independence standards. Members of the Audit Committee also meet additional independence criteria outlined in that committee’s mandate.

12. Board size
  The Corporate Governance Committee has responsibility for reviewing the effectiveness of the Board and in that regard determines the optimal size of the Board. The parameters the Committee established are based on best governance practices in the financial services industry, any gaps in the competency of the Board and the number of directors required to adequately discharge the duties of the Board and those of its committees, with a view to facilitating effective decision making. The Committee determined that the optimal Board size is 16 to 18 directors. On this basis, the Board approved putting forward 18 nominees for election as directors at the 2006 annual meeting of shareholders.

  13.    Director compensation

  The Corporate Governance Committee reviews and recommends for Board approval, CIBC’s director compensation policy and practices. The Committee considers many factors, including whether compensation fairly reflects the workload and responsibilities involved. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and levels, particularly in light of the number of meetings and amount of time required to be spent by the directors to fulfill their Board and committee obligations. During fiscal 2005 the Committee did not retain an external consultant for advice on director compensation. The review of CIBC’s director compensation includes benchmarking against other large public companies in both Canada and the U.S., including the major banks in Canada. The Board has a guideline in place that a director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $300,000, within five years of becoming a director.

14. Executive compensation
  The Management Resources and Compensation Committee approves the overall incentive compensation pool, as well as, assesses performance and makes recommendations to the Board on compensation for the Chief Executive Officer, his direct reports and key control positions. In determining these recommendations, the Committee retains the services of independent, external compensation consultants. The Committee believes that pay should be aligned with performance, as well as structured to be competitive with market practices so that CIBC is able to hire and retain qualified and experienced executives. Compensation at CIBC is comprised of four basic components: base salary, cash incentives, equity incentives and benefits. For executives, incentive compensation comprises a large percentage of total compensation. Annual incentive compensation for a fiscal year is determined by the Committee and approved by the Board at the end of that year, except for the Chief Executive

  CIBC    PROXY CIRCULAR    47

  Officer whose annual incentive compensation (excluding options) for a fiscal year is determined by the Board at the end of the next year. This compensation model for the Chief Executive Officer gives the Board a longer-term view to assess Chief Executive Officer performance. In addition, upon the Chief Executive Officer’s retirement, outstanding restricted shares and options continue vesting only if there is no subsequent material adverse event during the time the retired Chief Executive Officer occupied that office. The Chief Executive Officer is also required to maintain a share ownership level equal to six times his annual salary while he occupies that office and for two years after retirement. In that regard, the Chief Executive Officer pre-announces by press release his intention to exercise options or make other trades in CIBC securities for which insider reports would be required within the standard ten day period. More detailed information is available in the Committee’s most recent report on executive compensation as disclosed in CIBC’s Management Proxy Circular for the 2006 annual meeting of shareholders.

  15.    Board access to management and external advisors

  To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC.

  16.    Director orientation and continuing education

  CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target over time is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

    New Director Orientation – The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-laws and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a report on key business issues. In addition, a new director has separate one-on-one meetings with the Chairman and the Chief Executive Officer as well as members of senior management and representatives of CIBC’s Compliance Department. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chairman might arrange for a current Board member to act as mentor to a new director.

    Ongoing Director Development – The Ongoing Director Development program is comprised of a combination of external course offerings; self-education through CIBC’s online learning network and review of written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chairman is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. The Board of Directors’ website is an important component of the Ongoing Director Development program, providing an online reference library for directors with key contact information and a complete repository of policies and procedures affecting the operation of the Board.

    Recent Director Development – During 2005, the Board had four educational sessions focused on risk management and Basel II. As well, members of Board committees participated in educational sessions relevant to their mandates. The Risk Management Committee participated in five educational sessions, which included programs on liquidity, market risk and Basel II. The Audit Committee participated in two educational sessions, which included programs on derivatives and information technology. The Management Resources and Compensation Committee participated in two educational sessions on pension governance. The Corporate Governance Committee participated in two educational sessions on emerging regulatory and other governance developments.

17. Management succession
  The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the Chief Executive Officer, the Chief Financial Officer and other key senior management positions. At least annually, the Board reviews the succession plans for these positions with the assistance of the Management Resources and Compensation Committee and the Corporate Governance Committee.

       The Management Resources and Compensation Committee is responsible for reviewing the succession plan for the Chief Financial Officer and other key senior management positions. The Audit Committee, in consultation with the Management Resources and Compensation Committee, is responsible for reviewing the succession plan of the Chief Financial Officer, the Chief Auditor, the Controller and the Chief Accountant. The Corporate Governance Committee is responsible for reviewing the succession plan of the Chief Executive Officer.

       The Chief Executive Officer’s succession planning role is to present succession plans for certain positions annually to Board committees for review and then to the Board for approval. The succession plans for the Chief Financial Officer and other key senior management positions are presented to the Management Resources and Compensation Committee (and for certain of these positions, the Audit Committee). The succession plan for the Chief Executive Officer position is presented to the Board.

  48    CIBC    PROXY CIRCULAR

18. Disclosure policy
  A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee is responsible for reviewing management’s compliance with CIBC’s disclosure policy and for reviewing changes to that policy for the Board to consider approving. The Board is responsible for reviewing CIBC’s overall communication strategy.

  19.    Annual performance evaluation of the Board

  The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegated this function to the Corporate Governance Committee. The Corporate Governance Committee may retain an external consultant to assist in conducting this assessment.

       The assessment of the Board’s performance is based on feedback obtained from 1) individual questionnaires and 2) individual one-on-one interviews between each director and the Chairman of the Board to discuss the director’s performance, development needs and peer feedback. The assessment addresses performance of the Board, each Board committee, each committee chair, the Chairman, the Chief Executive Officer and individual directors. A broad range of dimensions are covered, such as Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; director competencies; and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and form the basis of action plans for improvement. The Corporate Governance Committee monitors progress against these plans.

  20.    Code of Conduct and Code of Ethics

  CIBC is committed to the highest standards of ethical and professional conduct. The Code of Conduct applies to all employees of CIBC, including both permanent and temporary employees working either full-time or part-time. The Code of Conduct represents the minimum standards regarding employee conduct and CIBC’s obligations. In addition, certain employees will be subject to business-related Code of Conduct Guidelines. The Code of Conduct addresses general conduct, conflicts of interest, information management, protecting CIBC’s assets and internal and regulatory investigations. Each year employees certify their familiarity with and adherence to the principles of the code and any guidelines applicable to the employee’s business unit.

       The Code of Ethics applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics addresses matters that are similar to those addressed in the Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms. Each year, directors certify their familiarity with and adherence to the code.

       Each year, the Corporate Governance Committee reviews these codes, the process for administering the codes and compliance with the codes. Employees and directors are required to certify annually their familiarity with and adherence to the principles of the codes. The results of these certifications are reported to the Corporate Governance Committee, along with any incident of non-compliance. Any changes to the codes are considered by the Board for approval. A waiver of the Code of Conduct for certain executive officers or the Code of Ethics for directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders. The Code of Conduct for Employees and the Code of Ethics for Directors are available at www.cibc.com.

  21.    Communications with the Board

  CIBC’s Management Proxy Circular explains how shareholders may communicate with the Board.

  CIBC    PROXY CIRCULAR    49

  Head Office
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  Telephone: 416-980-3096
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  January 30, 2006

  NOTICE TO REGISTERED SHAREHOLDERS
  Shareholder Materials

  QUARTERLY FINANCIAL REPORTS

  Under Canadian securities legislation shareholders can elect annually to receive CIBC’s Quarterly Financial Reports. If you would like to receive these reports, you must complete and return this form by any of the following methods:

•	ONLINE – at www.cibcmellon.com/FinancialStatements. The company code is 0801B.

•	BY MAIL – to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto ON M5C 2W9, or in the enclosed return envelope.

•	BY FAX – to 416-643-5501 (It is not necessary to fax the reverse side of the form).

  ELECTRONIC DELIVERY

  With your consent, CIBC can notify you when the Quarterly Financial Reports and certain other CIBC communications are posted to CIBC’s website (www.cibc.com) instead of sending them to you by mail. This enables CIBC to provide increased convenience to shareholders, benefit the environment and reduce costs for the Bank. If you wish to take advantage of CIBC’s electronic delivery program, please carefully read the ‘Consent to Electronic Delivery’ on the other side of this form and provide your consent below.

  If you have previously provided your consent to electronic delivery it is not necessary to do so again.

  If you have any questions about CIBC’s electronic delivery program, please contact CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500 or at www.cibcmellon.com/investorinquiry.

  Thank you for investing in CIBC shares and helping us to improve our communication to you.

I confirm that I am a shareholder of CIBC

I wish to receive CIBC’s Quarterly Financial Reports

I have read and understand the terms of the ‘Consent to Electronic Delivery’ found on the other side of this form and, on those terms, I consent to electronic delivery of the documents I am entitled to receive.

Language Preference:	English

French

Date:

Shareholder Signature:

Shareholder Name: (please print)

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Shareholder Address: (please print)	Street

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  CIBC REGISTERED SHAREHOLDERS

  Consent to Electronic Delivery

  TO: CANADIAN IMPERIAL BANK OF COMMERCE

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

•	CIBC’s Quarterly Financial Report

•	CIBC’s Annual Accountability Report (including Annual Financial Statements and Management’s Discussion and Analysis), when permitted by law

•	Notice of CIBC’s Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law

•	CIBC’s Notice form for the Quarterly Reports

•	Other corporate information about CIBC

2.	I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC’s website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

•	any e-mail notice or other notification will not contain an actual document

•	any e-mail notice or other notification will contain CIBC’s web address (or a hyperlink) identifying where a document is located

•	by entering CIBC’s web address into my web browser, I can access, view, download, and print a document from my computer

•	the system requirements to view and download a document will be specified in CIBC’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

•	the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s web site at www.adobe.com

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, 25 King Street West, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail by using the contact information in number 8 below for CIBC Mellon.

6.	I understand and agree that:

•	at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me

•	if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me

•	if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me

7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, website: www.cibcmellon.com/investorinquiry or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that CIBC protects my privacy in accordance with its brochure “Your Privacy is Protected”, however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.

10.	I understand that I am not required to consent to electronic delivery.

  January 30, 2006

  NOTICE TO BENEFICIAL SHAREHOLDERS
  Shareholder Materials

  QUARTERLY FINANCIAL REPORTS

  Under Canadian securities legislation shareholders can elect annually to receive CIBC’s Quarterly Financial Reports. If you would like to receive these reports, you must complete and return this form by any of the following methods:

•	ONLINE – at www.cibcmellon.com/FinancialStatements. The company code is 0801B. Please do not return this notice if you elect to reply online.

•	BY MAIL – to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto ON M5C 2W9

•	BY FAX – 416-643-5501. (It is not necessary to fax the reverse side of the form.)

  ELECTRONIC DELIVERY

  With your consent, CIBC can notify you when the Quarterly Financial Reports and certain other CIBC communications sent by CIBC Mellon Trust Company, CIBC’s transfer agent, are posted to CIBC’s website (www.cibc.com) instead of sending them to you by mail. This enables CIBC to provide increased convenience to shareholders, benefit the environment and reduce costs for the Bank. If you wish to take advantage of CIBC’s electronic delivery program, please carefully read the ‘Consent to Electronic Delivery’ on the other side of this form and provide your consent below.

  If you have any questions about CIBC’s electronic delivery program, please contact CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500 or at www.cibcmellon.com/investorinquiry.

  SHAREHOLDER MATERIALS PROVIDED BY BROKERS OR BROKER AGENTS

  This consent for electronic delivery is only for documents sent from CIBC Mellon Trust Company. For materials delivered to you through your broker or your broker’s mailing agent, please contact them directly about electronic delivery.

  Thank you for investing in CIBC shares and helping us to improve our communication to you.

I confirm that I am a shareholder of CIBC

I wish to receive CIBC’s Quarterly Financial Reports

I have read and understand the terms of the ‘Consent to Electronic Delivery’ found on the other side of this form and, on those terms, I consent to electronic delivery of the documents I am entitled to receive.

Language Preference:	English

French

Date:

Shareholder Signature:

Shareholder Name: (please print)

Shareholder Address: (please print)	Street

City & Province Postal Code

Shareholder e-mail: (please print)

  CIBC BENEFICIAL SHAREHOLDERS

  Consent to Electronic Delivery

  TO: CANADIAN IMPERIAL BANK OF COMMERCE

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

•	CIBC’s Quarterly Financial Report

•	CIBC’s Annual Accountability Report (including Annual Financial Statements and Management’s Discussion and Analysis), when permitted by law

•	Notice of CIBC’s Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law

•	CIBC’s Notice form for the Quarterly Reports

•	Other corporate information about CIBC

2.	I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC’s website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

•	any e-mail notice or other notification will not contain an actual document

•	any e-mail notice or other notification will contain CIBC’s web address (or a hyperlink) identifying where a document is located

•	by entering CIBC’s web address into my web browser, I can access, view, download, and print a document from my computer

•	the system requirements to view and download a document will be specified in CIBC’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

•	the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s web site at www.adobe.com

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, 25 King Street West, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail using the contact information in number 8 below for CIBC Mellon.

6.	I understand and agree that:

•	at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me

•	if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me

•	if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me

7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, website: cibcmellon.com/investorinquiry or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that CIBC protects my privacy in accordance with its brochure “Your Privacy is Protected”, however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.

10.	I understand that I am not required to consent to electronic delivery.

  PROXY
  Annual Meeting of Common Shareholders – March 2, 2006
  PLEASE COMPLETE, SIGN AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.
  IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE, SIGN AND RETURN EACH ONE.

  I appoint William A. Etherington, Chairman of the Board, or failing him, Gerald T. McCaughey, President and Chief Executive Officer, OR, I appoint                                          as my proxyholder.

  HOW DO I APPOINT A PROXYHOLDER?

  Every shareholder has the right to appoint a person (who need not be a shareholder), other than William A. Etherington or Gerald T. McCaughey, with power of substitution, to attend, vote and act on their behalf at the ANNUAL MEETING OF SHAREHOLDERS (the “Meeting”) to be held on MARCH 2, 2006 and any adjournment of the Meeting. To appoint a proxyholder, simply insert the name of your nominee in the blank space above, or you may use another appropriate form of proxy. If you do not insert a name in the blank space, then the persons named above, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, are appointed to act as your proxyholder.

  WHAT DOES THIS MEAN?

  The person appointed as your proxyholder is authorized to attend, vote, withhold from voting, substitute another proxyholder and otherwise act for you regarding all matters that properly come before the Meeting. This proxy form (the “Proxy”) confers discretionary authority on the person it appoints, regarding any variation, amendment or addition to the matters identified in the Notice of Meeting and any other matters that properly come before the Meeting or any adjournment of the Meeting.

  IF I DO NOT SIGN AND RETURN THIS PROXY WILL MY SHARES BE COUNTED?  No. For your shares to be voted (or withheld from voting), you must sign and return this Proxy.

  IF I SIGN AND RETURN THIS PROXY, HOW WILL MY SHARES BE VOTED?

a)	Your shares will be voted (or withheld from voting) as stated in the instructions you mark on this Proxy.

b)	If you do not specify how you want your shares to be voted, and you appoint management’s nominees identified above as your proxyholder, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors

•	FOR the election as directors of each of the nominees listed in item 2

•	AGAINST each of the shareholder proposals listed in item 3.

c)	If you do not specify how you want your shares to be voted and you appoint a proxyholder other than management’s nominees, your shares will be voted in accordance with the instructions of your proxyholder. If neither you nor your proxyholder specifies how the shares are to be voted, your shares will be voted as indicated in paragraph b) above.

  IF AN INDIVIDUAL HOLDS THESE SHARES:   This Proxy must be signed by you or by an attorney duly authorized by you in writing.

  IF A CORPORATION, ESTATE OR TRUST HOLDS THESE SHARES:   The Proxy must be signed by duly authorized officers or by a duly authorized attorney, and must state the capacity in which they sign.

  MANAGEMENT AND DIRECTOR RECOMMENDATIONS:

  The directors and management recommend shareholders vote FOR the matters below:

  1.    Appointment of auditors:          FOR             WITHHOLD

  2.    Election as directors of the nominees listed below:

  a)     I vote FOR the election of all nominees listed below         or

  b)     I WITHHOLD my vote for all nominees        or

  c)     I vote FOR or WITHHOLD my vote for the nominees as I have indicated below (indicate by marking “X”)

		FOR	WITHHOLD
1	B.S. Belzberg
2	J.H. Bennett
3	G.F. Colter
4	W.L. Duke
5	I.E.H. Duvar
6	W.A. Etherington
7	M.A. Franssen
8	G.D. Giffin
9	J.A. Grant
10	L.S. Hasenfratz
11	P.M. Hayles
12	J.S. Lacey
13	J.P. Manley
14	G.T. McCaughey
15	C. Sirois
16	S.G. Snyder
17	C.M. Trudell
18	R.W. Tysoe

  The directors and management recommend shareholders vote AGAINST the matters below:

  3.    Shareholder proposals: (set out in Schedule “A” of the accompanying Management Proxy Circular)

		FOR	AGAINST
1	Shareholder Proposal No. 1
2	Shareholder Proposal No. 2
3	Shareholder Proposal No. 3

______________________________________ Date	______________________________________ Signature

  Note: If the Proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you.

  This Proxy is solicited by and on behalf of management of CIBC.